AR/S 829224
P.E. 9/30/01
0-20322
REC'D S.E.C.
JAN 2 3 2002
1086
02011449

.S® SPECIAL RESERVE • THE STORY OF STARBUCKS® SPECIAL RESERVE • THE STORY OI



• IN PURSUIT OF THE YEAR'S BEST COFFEES • IN PURSUIT OF THE YEAR'S BEST COFFEES • IN PURSUIT OF THE YEAR'S BEST COI

PROCESSED
JAN 2 4 2002
THOMSON
FINANCIAL


STARBUCKS
COFFEE

Fiscal 2001 Annual Report

For more than 30 years, we've pursued the world's best coffee beans.

In our quest, we've traversed the globe, traveling millions of miles to more countries more often than any other coffee company. We know the farmers, we've watched the harvests, and felt the rain, the wind, the soil.

And still, after all this time, we wonder: Are there exceptional coffees that have escaped us, hidden treasures that somehow, somewhere we might have missed?

The only way to know is to ask the farmers who grow the coffee, who judge a harvest by the blossoming of a coffee flower and the color of a coffee cherry.

So we decided to hold a global competition, a search to discover the best coffees of this year's crop. With the top finds, we'd create a spectacular blend. And with the best single-origin bean, we'd release a limited edition coffee.

This is the story of Starbucks® Special Reserve, the best coffees of 2001.















Mary Williams
on the road



screens




































"Coffee is our tradition. And we share it with people around the world."

— Hector Cortez, farmer, Antigua, Guatemala



Coffee farmers in Antigua, Guatemala



The Farmers

By fax, mail, phone and email we invited farmers around the world to submit entries in our competition for the best coffees of the year. No crop was too small, no farm too remote.

From Kona to Sumatra, from Nyeri to Antigua, farmers we'd known for many years and others we'd not yet met considered their year's work. From blossom to coffee cherry, from harvesting to drying, rarely is coffee held to higher standards, given so much personal attention.

One-pound samples of green coffee beans. Delivered by horse, bicycle, truck, bus, train and plane. From coffee farms on forested hillsides to remote mountain airstrips to some of the busiest airports in the world, all the way to our tasting room in Seattle.













"It's the quality that distinguishes the top one percent of the world's beans."

Scott McMartin, director, Green Coffee Quality



The Tasting Room

Beans from Costa Rica, Kenya, Ethiopia, Panama and Guatemala. Beans from Sumatra, Vietnam, Hawaii and Mexico. Hundreds of samples arrived in our tasting room.

And our green coffee specialists sampled each and every lot, looking to discover the unmistakable flavors of each region, what winemakers call *le goût de terroir,* the taste of the place. A balanced, harmonious whole of ideal climate, soil, elevation and skilled horticulture.

In our pursuit of the finest coffees of 2001, we started with hundreds of entries. Over six months we narrowed our selection to 50 finalists, then three extraordinary coffees. Our indisputable winners.



"The coffee is who we are, the thing we do better than anyone else in the world."

— Mary Williams, senior vice president, Coffee

Starbucks partner at University Village store, Seattle, Washington

The Coffees

Here it comes. One cup of coffee. One cup to savor and to sip. One cup to get to know us by.

One cup with a complex cocoa aroma, with full body and crisp acidity, floral and spice notes, and a lingering aftertaste of the finest dark chocolate. Our Starbucks® Special Reserve single-origin: Guatemala Antigua Entre Volcanes.

Or Starbucks® Special Reserve Blend, combining beans of Kenya Nyeri, Ethiopia Yergacheffe and Guatemala Antigua.

Each selection transformed by our roasters into two extraordinary coffees we will never experience again.

But who knows what next year's harvest will bring?





Student at Instituto Jose Rodrigo Perez Y Perez, Antigua, Guatemala

The Contribution

We try to make a difference among the people and places that produce coffee, within the countries we visit and to the families we touch. To help protect natural habitats, we encourage shade-grown coffee practices. To support traditional farming practices, we purchase sustainable coffees.

To celebrate this year's Starbucks® Special Reserve winners, we committed $15,000 towards community, health or education programs in each country.

And today these communities rise to the promise of hope.


INSTITUTE
JOSE RODRIGO
PEREZ Y PEREZ





"The passion for exceptional coffee is what makes it taste great."
– Peter Torrebiarte, trader, Green Coffee

A cupping session, coffee tasting room

The Promise

The search to find the best coffees of 2001 was very familiar to us. The same passion, the same extraordinary care and the same unwavering attention to detail accompany our search for every one of the coffees we offer.

And no matter the coffee, a Starbucks® Special Reserve or House Blend or Kenya or Sumatra, our commitment is the same: Everything we do begins and ends with coffee.

One person, one moment, one cup at a time.

Welcome to Starbucks.











To our Shareholders,

Over the past year, our world has changed dramatically. People everywhere have paused to consider what is really important, and we are more keenly aware that our connection with other people is what matters most. Starbucks has always provided a gathering place in our communities. Now, more than ever before, Starbucks offers a haven where people can relax and enjoy each other's company over a cup of coffee.

When we speak about Starbucks success, we often refer to measures such as the quality of our coffee and the strength of our brand. Yet we take care to acknowledge the remarkable role that people—our partners, our customers and our shareholders—contribute to Starbucks ongoing success. The combined commitment and caring of everyone who touches Starbucks provides us with a solid foundation even in times of challenge.

During this year, our partners (employees) faced extraordinary hardships on two different occasions, and they unhesitatingly responded to serve our customers and communities. The first challenge occurred on February 28, 2001, when Seattle was rocked by a 6.8 earthquake. Our first concern was the safety of our people, and we are extremely grateful that our partners and customers safely evacuated Starbucks buildings and area stores. While the Starbucks Support Center (our headquarters) remained structurally sound, the building sustained considerable cosmetic damage, and for several months following the earthquake, many Support Center partners were displaced as the building was repaired. However, immediately after the earthquake, our partners sprang into action to make sure that normal processes were restored so that there was virtually no disruption to our store operations and service to our customers.

On September 11, 2001, we shared shock and sadness with the world when the tragic events occurred in New York City, Washington, D.C. and western Pennsylvania. Many of our partners were personally and directly affected as these tragedies unfolded near their homes and workplaces. Despite their grief and sorrow, our partners reacted in a way that inspired hope among all of us. Numerous partners who worked in stores in New York City, Washington, D.C. and Pennsylvania immediately and selflessly protected their partners and served their communities to assist relief efforts. They sheltered and supported customers and fellow partners in the midst of the attacks; donated coffee, food, money and time to relief agencies; waited for hours to give blood; and kept their stores open through the night to serve and shelter emergency workers. They truly exemplified the best of Starbucks, and we are deeply moved by their heartfelt actions.

Partners and customers throughout the world also demonstrated their caring and compassion by supporting Starbucks Cares, a program created to raise funds to benefit The September 11th Fund established by United Way of New York and the New York Community Trust. The Company and our international business partners provided Starbucks Cares with a seed gift of $1.2 million. In addition, many of our partners, customers and business associates have generously donated funds to Starbucks Cares, which has collected over $2.6 million to support victims and their families as of December 2001.

These are just three examples of the extraordinary dedication and humanity that embody the spirit of Starbucks. We also acknowledge the efforts that our partners put forth each day: as they travel to origin countries to source our coffees; as they roast and package our coffees, blend our teas and support our retail business and specialty operations; as they serve customers in our stores and through Starbucks.com; and as they contribute positively to our communities. They are phenomenal people, and we are proud to be their partners.

Throughout challenging times, strong companies are able to remain stable. Even in a volatile economy, Starbucks strength is reflected in our growth, continued responsiveness to the needs of communities worldwide and our ability to attract and retain a remarkable workforce. This year as we celebrate our 30th anniversary, our values are the same as when we first opened our doors. These values are reflected in our mission statement and guiding principles, which govern the way we interact with our partners, customers, community and the environment, the quality of our products and our commitment to our shareholders to continue profitability.

We are pleased that even during a year punctuated by unexpected trials, as well as a slowing economy, we achieved the highest net earnings figure in the history of our company and opened a record number of stores. Additionally, fiscal 2001 marked the 10th consecutive year of 5 percent or higher annual comparable store sales growth. As we remain focused on our products, customers and operations, Starbucks continues to be the leading retailer, roaster and brand of specialty coffee in the world. We believe this core strength, bolstered by our strategic expansion, will ensure Starbucks continued success as an enduring global brand.

Starbucks has experienced enormous growth in our 30-year history. By December 2001, we opened more than 3,900 locations in North America and more than 1,000 locations in 23 international markets. During fiscal year 2001, we entered Bahrain, Saudi Arabia and Israel and were delighted to open in Switzerland, our first market in continental Europe. We increased our presence in continental Europe by opening our first store in Austria in December 2001, and will soon open stores in Spain and Germany. We believe that people in these new markets and around the world will embrace our brand and will enjoy the *Starbucks Experience* as part of their daily lives.

Fiscal year 2001 was a banner year for Starbucks Coffee Japan, Ltd. Japan is our largest international market, which now has over 300 stores, and we were thrilled to celebrate the fifth anniversary of our first international location in the Ginza district of Tokyo this past fiscal year. We are also extremely proud that Starbucks Coffee Japan introduced a stock option program for partners. In addition, Starbucks Coffee Japan executed a successful initial public offering at a time when capital markets were distressed, and listed its shares on the Nasdaq Japan, Inc. market. All of these achievements are a remarkable testament to the global relevance of the Starbucks brand and the strong performance of our partners in Japan.

Over the past few years, the numerous achievements of our international ventures have made us realize that the opportunity available to Starbucks far surpasses what we originally conceived. By the end of fiscal year 2002, we plan to announce Starbucks entry into two more continental European markets, for a total of six markets. We are also continuing development in the Asia Pacific region and initiating development work in Latin America. Additionally, we plan to open at least 100 locations in international Company-operated markets and 275 locations in international licensed markets in fiscal year 2002.

As we move forward, we remain focused on our coffee and the people who produce it. We offer the highest quality coffee in the world because we source only the finest *arabica* beans from around the globe, including Africa, Central and South America and the Asia Pacific region. Since coffee is the foundation of our business, Starbucks pays premium prices as a standard practice to ensure the quality of our coffee. Beyond this, we continually seek ways to sustain and positively contribute to the economic, environmental and social conditions in coffee-origin countries.

To assist us in our efforts, we have forged relationships with organizations such as Conservation International and TransFair USA. Our work with Conservation International, a nonprofit organization that helps preserve environmental hotspots throughout the world, has resulted in the production of our

Shade Grown Mexico coffee and the development of Starbucks new coffee sourcing guidelines, a groundbreaking program through which we hope to foster the sustainability of coffee farms and improved quality of life for communities in origin countries. We invite you to read more about our sourcing guidelines in the following letter from Mary Williams, Starbucks senior vice president of Coffee.

We also work with TransFair USA, which certifies Fair Trade coffee and helps farmers obtain a fair price (as defined by international Fair Trade standards) even when market prices are low. This is especially critical today as the oversupply of coffee has caused its price to plummet. Starbucks sells Fair Trade Certified coffee in all Company-owned stores located in the United States and recently committed to purchase one million pounds of Fair Trade coffee over the next 12-18 months. Soon we plan to sell Fair Trade Certified coffee in our Canadian stores and offer it to our licensees in North America.

Beyond these partnerships, we also provided funding for specific projects, including building health clinics and a school in Guatemala and East Timor. In fiscal year 2001, we assisted farmers in Chiapas, Mexico, through Ecologic Enterprise Ventures, Inc., a nonprofit organization providing affordable crop financing to small-scale farmers in Latin America. Starbucks has increased its level of assistance for next year and has also committed one million dollars through Calvert Community Investments to provide additional low-interest loans to coffee farmers. We believe these sources of credit will enable farmers to maintain the quality of their coffee and improve the standard of living for their families. These examples represent Starbucks commitment to corporate social responsibility on a global scale. If you would like to learn more about Starbucks efforts in our communities and around the world, please feel free to request a copy of the Corporate Social Responsibility Annual Report that is referenced on page 51.

To complement our contributions in origin countries, we developed Starbucks® Special Reserve, a program born from our desire to showcase the year's best coffees. We invited coffee farmers around the world to submit a sample from their harvests, and our panel of expert coffee tasters spent many hours carefully evaluating each coffee. Finally, we decided to offer two exceptional coffees, Starbucks Special Reserve Guatemala Antigua Entre Volcanes, a single-origin coffee, and Starbucks Special Reserve Blend, a blend of coffees from various farms located in the regions of Kenya Nyeri, Ethiopia Yergacheffe and Guatemala Antigua. As a reward to each of the winning farms, we provided funding for special projects that will improve social conditions in their communities. The Starbucks Special Reserve program received such an overwhelming response that we plan to make the competition an annual event.

This year's Annual Report illustrates the process through which we arrived at Starbucks Special Reserve and, more importantly, how this process was made possible through the personal connections between our partners and the coffee farmers. Starbucks Special Reserve is just one example of the innovation that we foster in order to enhance the *Starbucks Experience* for our customers around the world. We hope you enjoy these outstanding coffees as much as we do, and we thank you for your continuing support over the years.

Warm regards,



Howard Schultz
chairman and chief global strategist



Orin C. Smith
president and chief executive officer

Dear Shareholders,

As you know, Starbucks is dedicated to sourcing the highest quality coffees available throughout the world. To that end, we are committed to encouraging and expanding the production of high quality, sustainably grown coffee, which we believe is the key to a healthier future for our industry. Starbucks defines sustainability as an economically viable model that addresses the social and environmental needs of all the participants in the coffee supply chain, from producer to consumer.

For some time, Starbucks has been in the process of defining a new purchasing philosophy. While we are committed to addressing social and environmental concerns, we also think that there are compelling business reasons to effect change in the worldwide coffee market. By enlisting the support of coffee suppliers who are like minded sustainability advocates, we hope to create a network of industry leaders who will join us in finding a way to create positive changes within our global coffee community. And while we do not underestimate the difficulty of such an endeavor, we have concluded that over the long term our collective choices are quite clear. The coffee industry must undergo internal change to ensure a solid future.

In partnership with The Center for Environmental Leadership in Business, a division of Conservation International (CI), and other outside resources, we have developed a set of guidelines that we believe will not only protect our high quality standards, but also will promote the long-term viability of the high quality coffee market. We are focusing on quality, economics, environment and people. It is our intention to provide financial incentives along the supply chain that will promote a healthier industry, as well as enlist our current suppliers and others as partners in developing truly sustainable sources for the world's best coffees.

The guidelines, which will be introduced as a pilot program for the 2002 and 2003 crop years, are based on the following four criteria:

- Quality Baselines – maintaining Starbucks quality standards
- Social Conditions – conforming to local laws and applicable international conventions related to employee wages and benefits, occupational health and safety, and labor and human rights
- Environmental Concerns – growing and processing standards that contribute to conservation of soil and water and to biological diversity
- Economic Issues – benefiting rural communities by boosting producer incomes, expanding employment and educational opportunities and enhancing local infrastructure and public services

We will use feedback from suppliers and our own experience to make adjustments to the program during the pilot phase.

We are gratified by the supportive response this program is receiving from producers and other industry players, and we are extremely enthusiastic about the potential long-term benefits to those in coffee-origin countries.

Sincerely,



Mary Williams
senior vice president, Coffee

If you would like to learn more about this program, please refer to our Web site at Starbucks.com.

FINANCIAL HIGHLIGHTS

NET REVENUES (in millions)



$975.4
$1,308.7
$1,686.8
$2,177.6
$2,649.0
1997
1998
1999
2000
2001

NORTH AMERICAN AND INTERNATIONAL STORES



1,412 (total)
1,886 (total)
2,498 (total)
3,501 (total)
4,709 (total)
1997
1998
1999
2000
2001
LICENSED STORES
COMPANY-OPERATED STORES

OPERATING INCOME (in millions)



$86.2
$109.2
$156.7
$212.3
$281.1
1997
1998
1999
2000
2001

Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995

Certain statements set forth in or incorporated by reference into this Annual Report on Form 10-K, including anticipated store and market openings, planned capital expenditures and trends in or expectations regarding the Company's operations, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based on currently available operating, financial and competitive information and are subject to various risks and uncertainties. Actual future results and trends may differ materially depending on a variety of factors, including, but not limited to, coffee and other raw materials prices and availability, successful execution of internal performance and expansion plans, the effect of slowing United States and international economies, the economic ramifications of the September 11, 2001, terrorist attacks and the governmental response thereto, the impact of competition, the effect of legal proceedings and other risks detailed herein.

Business

Starbucks Corporation (together with its subsidiaries, "Starbucks" or the "Company") purchases and roasts high-quality whole bean coffees and sells them, along with fresh, rich-brewed coffees, Italian-style espresso beverages, cold blended beverages, a variety of pastries and confections, coffee-related accessories and equipment, a selection of premium teas and a line of compact disks primarily through its Company-operated retail stores. In addition to sales through its Company-operated retail stores, Starbucks sells coffee and tea products through other channels of distribution including the Business Alliances business unit and other specialty operations (collectively, "Specialty Operations"). Starbucks, through its joint venture partnerships, also produces and sells bottled Frappuccino® coffee drink and a line of premium ice creams. The Company's objective is to establish Starbucks as the most recognized and respected brand in the world. To achieve this goal, the Company plans to continue to rapidly expand its retail operations, grow its Specialty Operations and selectively pursue other opportunities to leverage the Starbucks brand through the introduction of new products and the development of new distribution channels.

The Company's retail goal is to become the leading retailer and brand of coffee in each of its target markets by selling the finest quality coffee and related products and by providing superior customer service, thereby building a high degree of customer loyalty. Starbucks strategy for expanding its retail business is to increase its market share in existing markets and to open stores in new markets where the opportunity exists to become the leading specialty coffee retailer. In support of this strategy, the Company opened 647 new stores during fiscal year ended September 30, 2001 ("fiscal 2001"). At fiscal year end, Starbucks had 2,971 Company-operated stores in 38 states, the District of Columbia and five Canadian provinces (which comprise the Company-operated North American retail operations) as well as 252 stores in the United Kingdom, 25 stores in Thailand and 18 stores in Australia (which comprise the Company-operated international retail operations). Company-operated retail stores accounted for approximately 84% of net revenues during fiscal 2001.

Starbucks Specialty Operations strive to develop the Starbucks brand outside the Company-operated retail store environment through a number of channels. Starbucks strategy is to reach customers where they work, travel, shop and dine by establishing relationships with prominent third parties who share Starbucks values and commitment to quality. These relationships take various forms, including arrangements with foodservice companies and retail store licensing agreements for North American locations (which together comprise the Business Alliances business unit), grocery channel licensing agreements, warehouse club accounts, international retail store licensing agreements, direct-to-consumer market channels, joint ventures and other initiatives related to the Company's core businesses. In certain licensing situations, the licensee is a joint venture in which Starbucks has an equity ownership interest. During fiscal 2001, specialty revenues (which include royalties and fees from licensees as well as product sales) accounted for approximately 16% of the Company's net revenues.

Selected Financial Data

In thousands, except earnings per share and store operating data

The following selected financial data have been derived from the consolidated financial statements of the Company. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and notes thereto.

As of and for the fiscal year ended (1)	Sept 30, 2001 (52 Wks)	Oct 1, 2000 (52 Wks)	Oct 3, 1999 (53 Wks)	Sept 27, 1998 (52 Wks)	Sept 28, 1997 (52 Wks)
RESULTS OF OPERATIONS DATA					
Net revenues:					
Retail	$ 2,229,594	$ 1,823,607	$ 1,423,389	$ 1,102,574	$ 836,291
Specialty	419,386	354,007	263,439	206,128	139,098
Total net revenues	2,648,980	2,177,614	1,686,828	1,308,702	975,389
Merger expenses (2)	-	-	-	8,930	-
Operating income	281,094	212,252	156,711	109,216	86,199
Internet-related investment losses (3)	2,940	58,792	-	-	-
Net earnings	$ 181,210	$ 94,564	$ 101,693	$ 68,372	$ 55,211
Net earnings per common share – diluted (4)	$ 0.46	$ 0.24	$ 0.27	$ 0.19	$ 0.17
Cash dividends per share	-	-	-	-	-
BALANCE SHEET DATA					
Working capital	$ 148,661	$ 146,568	$ 135,303	$ 157,805	$ 172,079
Total assets	1,851,039	1,491,546	1,252,514	992,755	857,152
Long-term debt (including current portion)	6,483	7,168	7,691	1,803	168,832
Shareholders' equity	1,375,927	1,148,399	961,013	794,297	533,710
STORE OPERATING DATA					
Percentage change in comparable store sales (5)	5%	9%	6%	5%	5%
Stores open at year-end:					
Continental North America					
Company-operated stores	2,971	2,446	2,038	1,622	1,270
Licensed stores	809	530	179	133	94
International					
Company-operated stores	295	173	97	66	31
Licensed stores	634	352	184	65	17
Total stores	4,709	3,501	2,498	1,886	1,412

(1) The Company's fiscal year ends on the Sunday closest to September 30. All fiscal years presented include 52 weeks, except fiscal 1999, which includes 53 weeks.

(2) Merger expenses relate to the business combination with Seattle Coffee Holdings Limited.

(3) See Notes to Consolidated Financial Statements (Notes 4 and 8).

(4) See Notes to Consolidated Financial Statements (Note 1). Earnings per share data for fiscal years presented have been restated to reflect the two-for-one stock splits in fiscal 2001 and 1999.

(5) Includes only Company-operated stores open 13 months or longer.

Management's Discussion and Analysis of Financial Condition and Results of Operations

GENERAL

Starbucks presently derives approximately 84% of net revenues from its Company-operated retail stores. The remaining 16% of net revenues is derived from the Company's Specialty Operations, which include sales to wholesale channels and licensees, royalty and license fee income and sales through its direct-to-consumer business. The Company's fiscal year ends on the Sunday closest to September 30. Fiscal years 2001 and 2000 each had 52 weeks, and fiscal 1999 had 53 weeks. The fiscal year ending on September 29, 2002, will include 52 weeks.

The Company's consolidated net revenues increased 22% from $2.2 billion in fiscal 2000 to $2.6 billion in fiscal 2001, primarily due to the Company's store expansion program and comparable store sales increases. Comparable store sales increased by 5%, 9% and 6% in fiscal 2001, 2000 and 1999, respectively. As part of its expansion strategy of clustering stores in existing markets, Starbucks has experienced a certain level of cannibalization of sales of existing stores by new stores as store concentration has increased. However, management believes such cannibalization has been justified by the incremental sales and return on new store investments. This cannibalization, as well as increased competition and other factors, may put downward pressure on the Company's comparable store sales growth in future periods.

The following table sets forth the percentage relationship to total net revenues, unless otherwise indicated, of certain items included in the Company's consolidated statements of earnings:

Fiscal year ended	Sept 30, 2001 (52 Wks)	Oct 1, 2000 (52 Wks)	Oct 3, 1999 (53 Wks)
STATEMENTS OF EARNINGS DATA			
Net revenues:			
Retail	84.2 %	83.7 %	84.4 %
Specialty	15.8	16.3	15.6
Total net revenues	100.0	100.0	100.0
Cost of sales and related occupancy costs	42.0	44.2	44.3
Store operating expenses (1)	39.3	38.7	38.2
Other operating expenses (2)	22.3	22.2	20.7
Depreciation and amortization	6.2	6.0	5.8
General and administrative expenses	5.7	5.1	5.3
Joint venture income	1.1	0.9	0.2
Operating income	10.6	9.7	9.3
Interest and other income, net	0.4	0.3	0.4
Internet-related investment losses	0.1	2.7	-
Earnings before income taxes	10.9	7.3	9.7
Income taxes	4.1	3.0	3.7
Net earnings	6.8 %	4.3 %	6.0 %

(1) Shown as a percentage of retail revenues.

(2) Shown as a percentage of specialty revenues.

BUSINESS COMBINATIONS

During fiscal 2000, Starbucks acquired the outstanding stock of Tympanum, Inc. (d/b/a "Hear Music"), a music retailer, and of Coffee Partners Co. Ltd., the company licensed to operate Starbucks stores in Thailand. The combined purchase price for these two acquisitions was $14.1 million. During fiscal 1999, Starbucks acquired the net assets of Tazo, L.L.C., a Portland, Oregon-based tea company that produces premium tea products, and Pasqua Inc., a San Francisco, California-based roaster and retailer of specialty coffee. The combined purchase price for these two acquisitions was $16.5 million. All of the above acquisitions were accounted for under the purchase method of accounting. Results of operations of the acquired companies are included on the accompanying consolidated financial statements from the dates of acquisition.

RESULTS OF OPERATIONS—FISCAL 2001 COMPARED TO FISCAL 2000

Systemwide Retail Store Sales

Systemwide retail store sales, which include net sales for both Company-operated and licensed retail stores, were $3.0 billion for fiscal 2001, an increase of 31% from $2.3 billion in fiscal 2000, primarily due to the opening of an additional 1,208 stores. Systemwide retail store sales provides a broad perspective of global brand sales; however, it excludes net revenues from non-retail channels.

Revenues

Consolidated net revenues increased 22% to $2.6 billion for fiscal 2001, compared to $2.2 billion for fiscal 2000. Retail revenues increased 22% to $2.2 billion from $1.8 billion. The increase in retail revenues was due to the addition of new Company-operated stores and comparable store sales growth of 5%. The increase in comparable store sales resulted from a 2% increase in the number of transactions and a 3% increase in the average dollar value per transaction. During fiscal 2001, the Company opened 525 stores in continental North America, 96 stores in the United Kingdom, 10 in Thailand and 16 in Australia. As of fiscal year-end, there were 2,971 Company-operated stores in continental North America, 252 in the United Kingdom, 25 in Thailand and 18 in Australia. During fiscal 2002, the Company expects to open at least 525 Company-operated stores in North America and 100 in international markets.

Specialty revenues increased 18% to $419 million for fiscal 2001 from $354 million for fiscal 2000. The increase was driven primarily by higher sales to retail licensees, the Company's grocery channel and foodservice accounts. Licensees (including those in which the Company is a joint venture partner) opened 282 stores in international markets and 279 stores in continental North America, of which over 180 stores related to the Company's expansion into grocery stores. The Company ended the year with 809 licensed stores in continental North America and 634 licensed stores in international markets. During fiscal 2002, the Company expects to open at least 300 licensed stores in North America and 275 in international markets.

Expenses

Cost of sales and related occupancy costs decreased to 42.0% of net revenues for fiscal 2001 from 44.2% in fiscal 2000. The decrease resulted from several factors, including lower green coffee costs, the impact of retail beverage sales price increases, continued cost savings from procurement initiatives and shifts in sales mix to higher-margin products. These factors were partially offset by higher occupancy costs as a result of higher average rent expense per square foot as well as the expansion of Company-operated stores into international markets that have higher occupancy costs as a percentage of revenues than North American retail operations.

Store operating expenses as a percentage of retail revenues increased to 39.3% for fiscal 2001 from 38.7% for fiscal 2000. The increase was primarily due to higher payroll-related expenditures resulting from higher average wage rates and the continuing shift to more labor-intensive handcrafted beverages, partially offset by leverage gained from regional overhead expenses distributed over an expanded revenue base and reductions in advertising expenses.

Other operating expenses (expenses associated with the Company's Specialty Operations) were 22.3% of specialty revenues during fiscal 2001, compared to 22.2% for fiscal 2000. The increase is attributable to the Company's licensee channels, both international and domestic, as the Company expands these businesses geographically and continues to develop its internal resources for future growth. These costs, which are expected to increase through 2002, were partially offset by lower advertising expenses for the Company's direct-to-consumer business.

Depreciation and amortization was 6.2% of net revenues, compared to 6.0% of net revenues for fiscal 2000 primarily due to the Company's international retail expansion.

General and administrative expenses were 5.7% of net revenues during fiscal 2001, compared to 5.1% for fiscal 2000 primarily due to higher payroll-related expenditures, increased professional fees, non-insured expenses recorded during the second fiscal quarter resulting from the Nisqually earthquake, higher charitable contributions and provisions for obsolete software.

Joint Venture Income

The Company has two joint ventures to produce and distribute Starbucks branded products. The North American Coffee Partnership is a 50/50 joint venture partnership with the Pepsi-Cola Company to develop and distribute bottled Frappuccino® coffee drink. The Starbucks Ice Cream Partnership is a 50/50 joint venture partnership with Dreyer's Grand Ice Cream, Inc. to develop and distribute premium ice creams.

The Company is a partner in several other joint ventures that operate licensed Starbucks retail stores, including Starbucks Coffee Japan, Ltd., a 50/50 joint venture partnership with Japanese retailer and restauranteur SAZABY Inc. to develop Starbucks retail stores in Japan, and Starbucks Coffee Korea Co., Ltd., a 50/50 joint venture partnership with Shinsegae Department Store Co., Ltd., to develop retail stores in the Republic of Korea. See separate "Subsequent Events" discussion for additional information pertaining to Starbucks Coffee Japan, Ltd.

Joint venture income was $28.6 million for fiscal 2001, compared to $20.3 million for fiscal 2000. The increase was primarily due to the improved profitability of the North American Coffee Partnership as a result of increased sales volume from extension of its product line and expansion of geographic distribution, as well as improvements in cost of goods sold primarily due to manufacturing efficiencies. The increase was also due to improved operating results of Starbucks Coffee Japan, Ltd., attributable to additional profitable store locations as well as the distribution of infrastructure and administrative costs over an expanded revenue base. Starbucks Coffee Japan, Ltd. had 289 stores open as of September 30, 2001, compared to 154 stores open as of October 1, 2000.

Internet-related Investment Losses

During fiscal 2001, the Company determined that its investments in Internet-related companies had suffered declines in value. The Company's management deemed these declines as other than temporary due to the sustained weak conditions in the Internet industry as reflected in the bankruptcy or liquidation proceedings of numerous comparable companies and the significant decline in stock market valuation of the sector, the declining financial condition of each company in which the Company had invested, the unfavorable prospects of such companies obtaining additional funding and the length of time and extent to which the quoted market values had been less than cost for publicly traded companies. As a result, the Company recognized losses totaling $2.9 million to write off the Company's remaining investment in Kozmo.com, which was liquidated during fiscal 2001, and to reduce its investment in Liveworld, Inc. (previously known as Talk City, Inc.).

As of September 30, 2001, the Company had Internet-related investments with an aggregate fair value of $1.7 million. The Company plans to maintain its ownership of its remaining Internet-related investments and will continue to record them at their fair value. The Company intends to focus its future investment activity on its core businesses and other new business opportunities related to its core businesses.

Income Taxes

The Company's effective tax rates of 37.3% in fiscal 2001 and 41.1% in fiscal 2000 were both impacted by the establishment of valuation allowances against deferred tax benefits resulting from Internet-related investment losses. Management determined that a portion of these losses may not be realizable for tax purposes within the allowable carryforward period. Excluding the impact of these allowances, the effective tax rates would have been 37.0% and 37.6% in fiscal 2001 and 2000, respectively. The decrease to 37.0% in fiscal 2001 from 37.6% in fiscal 2000 was due to tax planning efforts. The effective tax rate is expected to be 37.0% for fiscal 2002.

RESULTS OF OPERATIONS—FISCAL 2000 COMPARED TO FISCAL 1999

Systemwide Retail Store Sales

Systemwide retail store sales were $2.3 billion for fiscal 2000 (52 weeks), an increase of 38% from $1.6 billion in fiscal 1999 (53 weeks), primarily due to the opening of an additional 1,035 stores.

Revenues
Consolidated net revenues increased 29% to $2.2 billion for fiscal 2000, compared to $1.7 billion for fiscal 1999. Retail revenues increased 28% to $1.8 billion from $1.4 billion. The increase in retail revenues was due to the addition of new Company-operated stores and comparable store sales growth of 9%. The increase in comparable store sales resulted from a 5% increase in the number of transactions and a 4% increase in the average dollar value per transaction. During fiscal 2000, the Company opened 417 stores in continental North America, 63 stores in the United Kingdom, 8 in Thailand and 2 in Australia. As of fiscal year-end, there were 2,446 Company-operated stores in continental North America, 156 in the United Kingdom, 15 in Thailand and 2 in Australia.

Specialty revenues increased 34% to $354 million for fiscal 2000 from $263 million for fiscal 1999. The increase was driven primarily by higher sales to retail licensees, the Company's grocery channel and foodservice accounts. Licensees (including those in which the Company is a joint venture partner) opened 361 stores in continental North America, of which over 280 stores related to the Company's expansion into grocery stores, and 184 stores relate to international markets. The Company ended the year with 530 licensed stores in continental North America and 352 licensed stores in international markets.

Expenses
Cost of sales and related occupancy costs decreased to 44.2% of net revenues for fiscal 2000 from 44.3% in fiscal 1999. The decrease was a result of lower green coffee costs and the impact of retail beverage sales price increases, partially offset by higher occupancy costs. Occupancy costs, which are primarily fixed costs, were higher as a percentage of revenues due, in part, to one less week of sales in fiscal 2000. Also, occupancy costs have increased as a result of higher average rent expense per square foot as well as the expansion of Company-operated stores into international markets that have higher occupancy costs as a percentage of revenue than North American retail operations.

Store operating expenses as a percentage of retail revenues increased to 38.7% for fiscal 2000 from 38.2% for fiscal 1999. The increase was due to a number of factors. Higher average wage rates combined with a continuing shift in retail sales to more labor-intensive handcrafted beverages resulted in higher payroll-related expenditures. This shift in retail sales mix also resulted in more frequent maintenance on store equipment. Provision for losses on asset disposals increased due to store remodel costs associated with the expansion of lunch programs and computer system upgrades. These increases were partially offset by leverage gained from retail beverage sales price increases and reductions in advertising expenses.

Other operating expenses were 22.2% of specialty revenues during fiscal 2000, compared to 20.7% for fiscal 1999. This increase was primarily due to higher payroll-related expenditures for accelerating the growth of the Company's Specialty Operations.

Depreciation and amortization was 6.0% of net revenues, compared to 5.8% of net revenues for fiscal 1999. Excluding the extra week of sales in fiscal 1999, depreciation and amortization would have been 5.9% of net revenues in fiscal 1999.

General and administrative expenses were 5.1% of net revenues during fiscal 2000, compared to 5.3% for fiscal 1999 primarily due to lower payroll-related expenses as a percentage of net revenues.

Joint Venture Income
The Company has two joint ventures to produce and distribute Starbucks branded products. The North American Coffee Partnership is a 50/50 joint venture partnership with the Pepsi-Cola Company to develop and distribute bottled Frappuccino coffee drink. The Starbucks Ice Cream Partnership is a 50/50 joint venture partnership with Dreyer's Grand Ice Cream, Inc. to develop and distribute premium ice creams.

The Company is a partner in several other joint ventures that operate licensed Starbucks retail stores, including Starbucks Coffee Japan, Ltd., a 50/50 joint venture partnership with Japanese retailer and restauranteur SAZABY Inc. to develop Starbucks retail stores in Japan.

Joint venture income was $20.3 million for fiscal 2000, compared to $3.2 million for fiscal 1999. The increase was primarily due to the crossover from losses to profitability of Starbucks Coffee Japan, Ltd. as a result of improved ability to obtain preferred and more profitable store locations as well as the distribution of infrastructure and administrative costs over an expanded revenue base. Starbucks Coffee

Japan, Ltd. had 154 stores open as of October 1, 2000, compared to 82 stores open as of October 3, 1999. The increase was also due to the improved profitability of the North American Coffee Partnership attributed to increased sales volume resulting from expansion of its product line and geographic distribution, as well as improvements in cost of goods sold primarily due to manufacturing efficiencies.

Internet-related Investment Losses

During fiscal 2000 and 1999, the Company made several minority investments in companies that derive the majority of their revenue from Internet-related activities.

In fiscal 1999, the Company invested $8.0 million in Talk City, Inc. ("Talk City"), a publicly traded interactive online chat site. The Company also invested $20.3 million in living.com Inc. ("living.com"), an online furniture retailer. Also in fiscal 1999, the Company established an alliance with Cooking.com, Inc. ("Cooking.com"), a privately held Web-based retailer of cookware, accessories and specialty foods and provider of information about cooking. As part of this alliance, the Company made a $10.0 million investment in Cooking.com.

In the second quarter of fiscal 2000, the Company invested $25.0 million in Kozmo.com, an Internet-to-door delivery service for food, entertainment and convenience items. Starbucks and Kozmo.com also entered into a commercial agreement to provide in-store return boxes in Starbucks stores in exchange for cash, a channel for selling the Company's products and other marketing opportunities. In connection with this agreement, Starbucks received a $15.0 million payment that was recognized as revenue on a straight-line basis over twelve months.

During the fourth quarter of fiscal 2000, the Company determined that its investments in Internet-related companies had suffered declines in value that were other than temporary because of the sustained weak condition of the Internet industry as reflected in the bankruptcy or liquidation proceedings of numerous comparable companies and the significant decline in stock market valuation of the sector, the declining financial condition of each company in which the Company had invested, the unfavorable prospects of such companies obtaining additional funding, and the length of time and extent to which the quoted market values had been less than cost for publicly traded companies. The Company determined the aggregate fair value for privately held investments by using a variety of methodologies, including comparing each security with securities of publicly traded companies in similar lines of business, applying revenue multiples to estimated future operating results and estimating discounted cash flows. Quoted market prices were used for publicly traded equity securities to determine fair value. As a result, the Company recognized losses totaling $58.8 million to reduce its investments in living.com, Talk City, Cooking.com and Kozmo.com to their aggregate fair value of $4.8 million as of October 1, 2000.

Income Taxes

The Company's effective tax rate for fiscal 2000 was 41.1% compared to 38.0% for fiscal 1999. The increase is due in part to the establishment of a valuation allowance against a portion of the deferred tax benefit resulting from Internet-related investment losses which management has determined may ultimately not be realizable for tax purposes.

Liquidity and Capital Resources

The Company ended fiscal 2001 with $220.5 million in cash and cash equivalents and short-term investments. Working capital as of September 30, 2001, totaled $148.7 million compared to $146.6 million at October 1, 2000. Cash and cash equivalents increased by $42.4 million during fiscal 2001 to $113.2 million at September 30, 2001. This increase was in addition to an increase in short-term investments of $46.0 million during the same period. The Company intends to use its available cash resources to invest in its core businesses and other new business opportunities related to its core businesses.

Cash provided by operating activities for fiscal 2001 totaled $460.8 million and resulted primarily from net earnings and non-cash charges of $381.4 million. The increase in accounts payable contributed $54.1 million primarily due to the timing of payments and the buildup of holiday inventory for a larger number of Company-operated stores. The increase in accrued taxes contributed $34.5 million primarily due to the extension of the deadline for quarterly income tax payments from September 15, 2001, to October 1, 2001. In addition, the increase in accrued compensation and related costs contributed $12.1 million primarily due to an increase in the number of employees. Higher receivables, from domestic licensees resulting from business growth and from insurance recoveries directly related to the fiscal 2001 Nisqually earthquake, as well as higher inventory levels resulted in an increased use of cash of $36.9 million.

Cash used by investing activities for fiscal 2001 totaled $433.1 million. This included capital additions to property, plant and equipment of $384.2 million related to opening 647 new Company-operated retail stores, remodeling certain existing stores, enhancing information systems, purchasing roasting and packaging equipment for the Company's roasting and distribution facilities and expanding existing office space. The net activity in the Company's marketable securities portfolio during fiscal 2001 used $43.8 million of cash. Excess cash was invested primarily in short-term, investment-grade securities. During fiscal 2001, the Company made equity investments of $12.6 million in its international joint ventures, excluding the effects of foreign currency fluctuations. The Company received $16.8 million in distributions from the North American Coffee Partnership and $0.1 million from its international joint ventures.

Cash provided by financing activities for fiscal 2001 totaled $14.8 million. This included $46.7 million generated from the exercise of employee stock options and $13.0 million generated from the Company's employee stock purchase plan. As options granted under the Company's stock option plans are exercised, the Company will continue to receive proceeds and a tax deduction; however, neither the amounts nor the timing thereof can be predicted. The increase in checks issued but not presented for payment provided $5.7 million. On September 17, 2001, the Company announced a share repurchase program to acquire up to $60.0 million of the Company's common stock from time to time on the open market. Share repurchases are at the discretion of management and depend on market conditions, capital requirements and such other factors as the Company may consider relevant. As of September 30, 2001, the Company had repurchased 3.4 million shares, which used $49.8 million of cash, at an average price of $14.75 per share.

Cash requirements for fiscal 2002, other than normal operating expenses, are expected to consist primarily of capital expenditures related to the addition of new Company-operated retail stores. The Company plans to open at least 625 Company-operated stores during fiscal 2002. The Company also anticipates incurring additional expenditures for remodeling certain existing stores and enhancing its production capacity and information systems. While there can be no assurance that current expectations will be realized, management expects capital expenditures for fiscal 2002 to be in the range of $450 million to $475 million.

Management believes that existing cash and investments plus cash generated from operations should be sufficient to finance capital requirements for its core businesses through fiscal 2002. New joint ventures, other new business opportunities or store expansion rates substantially in excess of that presently planned may require outside funding.

Coffee Prices, Availability and General Risk Conditions

The supply and price of coffee are subject to significant volatility. Although most coffee trades in the commodity market, coffee of the quality sought by the Company tends to trade on a negotiated basis at a substantial premium above commodity coffee prices, depending upon the supply and demand at the time of purchase. Supply and price can be affected by multiple factors in the producing countries, including weather, political and economic conditions. In addition, green coffee prices have been affected in the past, and may be affected in the future, by the actions of certain organizations and associations that have historically attempted to influence commodity prices of green coffee through agreements establishing export quotas or restricting coffee supplies worldwide. The Company's ability to raise sales prices in response to rising coffee prices may be limited, and the Company's profitability could be adversely affected if coffee prices were to rise substantially.

The Company enters into fixed-price purchase commitments in order to secure an adequate supply of quality green coffee and bring greater certainty to the cost of sales in future periods. As of September 30, 2001, the Company had approximately $283.8 million in fixed-price purchase commitments which, together with existing inventory, is expected to provide an adequate supply of green coffee through 2002. The Company believes, based on relationships established with its suppliers in the past, that the risk of non-delivery on such purchase commitments is low.

In addition to fluctuating coffee prices, management believes that the Company's future results of operations and earnings could be significantly impacted by other factors such as increased competition within the specialty coffee industry, the Company's ability to find optimal store locations at favorable lease rates, increased costs associated with opening and operating retail stores and the Company's continued ability to hire, train and retain qualified personnel.

Financial Risk Management

The Company is exposed to market risk related to foreign currency exchange rates, equity security prices and changes in interest rates.

FOREIGN CURRENCY EXCHANGE RISK

The majority of the Company's revenue, expense and capital purchasing activities are transacted in United States dollars. However, because a portion of the Company's operations consists of activities outside of the United States, the Company has transactions in other currencies, primarily the Canadian dollar, British pound and Japanese yen. As part of its risk management strategy, the Company frequently evaluates its foreign currency exchange risk by monitoring market data and external factors that may influence exchange rate fluctuations. As a result, the Company may engage in transactions involving various derivative instruments, with maturities generally not exceeding five years, to hedge assets, liabilities, revenues and purchases denominated in foreign currencies. During fiscal 2001, the Company entered into forward foreign exchange contracts that qualify as cash flow hedges under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," to hedge a portion of anticipated international revenue. In addition, the Company entered into a forward foreign exchange contract that qualifies as a hedge of a net investment in a foreign operation. These contracts expire within 14 months.

EQUITY SECURITY PRICE RISK

The Company has minimal exposure to price fluctuations on equity mutual funds within the trading portfolio. The trading securities are designated to approximate the Company's liability under the Management Deferred Compensation Plan ("MDCP"). A corresponding liability is included in "Accrued compensation and related costs" on the accompanying consolidated balance sheets. These investments are recorded at fair value with unrealized gains and losses recognized in "Interest and other income, net." The offsetting changes in the MDCP liability are recorded in "General and administrative expenses" on the accompanying consolidated statements of earnings.

The Company also has an equity investment in a privately held company, Cooking.com, which is still in the development stage. The Company could lose its entire investment because this type of company is inherently risky. The investment is recorded on the accompanying consolidated balance sheet at a fair value of $1.6 million as of September 30, 2001.

INTEREST RATE RISK

The Company's diversified available-for-sale portfolio consists mainly of fixed income instruments. The primary objectives of these investments are to preserve capital and liquidity. Available-for-sale securities are of investment grade and are recorded on the balance sheet at fair value with unrealized gains and losses reported as a separate component of accumulated other comprehensive gain/loss. The Company does not hedge its interest rate exposure.

Seasonality and Quarterly Results

The Company's business is subject to seasonal fluctuations. Significant portions of the Company's net revenues and profits are realized during the first quarter of the Company's fiscal year, which includes the December holiday season. In addition, quarterly results are affected by the timing of the opening of new stores, and the Company's rapid growth may conceal the impact of other seasonal influences. Because of the seasonality of the Company's business, results for any quarter are not necessarily indicative of the results that may be achieved for the full fiscal year.

New Accounting Standards

In September 2000, the Emerging Issues Task Force ("EITF") reached a consensus regarding Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs," which requires any shipping and handling costs billed to customers in a sale transaction to be classified as revenue. The Company adopted Issue No. 00-10 on October 2, 2000, and restated all prior period disclosures. Issue No. 00-10 did not have a material impact on the Company's consolidated financial statements.

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires the use of the purchase method of accounting for business combinations initiated after June 30, 2001, and eliminates the pooling-of-interests method. SFAS No. 142 requires, among other things, the use of a nonamortization approach for purchased goodwill and certain intangibles. Under a nonamortization approach, goodwill and certain intangibles will not be amortized into earnings, but instead will be reviewed for impairment at least annually. The Company will adopt SFAS No. 142 effective September 30, 2002. The Company's management has not yet determined the impact of adoption on its consolidated financial position and results of operations. As of September 30, 2001, the Company had goodwill and other intangible assets, net of accumulated amortization, of $21.8 million and $7.7 million, respectively, which would be subject to the transitional assessment provisions of SFAS No. 142. Amortization expense related to goodwill and other intangible assets was $3.0 million for the fiscal year ended September 30, 2001.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company will adopt SFAS No. 143 effective September 30, 2002, and does not expect it to have a material impact on the Company's consolidated results of operations, financial position or cash flows.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 retains the fundamental provisions of SFAS No. 121 but sets forth new criteria for asset classification and broadens the scope of qualifying discontinued operations. The Company will adopt SFAS No. 144 as of September 30, 2002. The Company's management has not yet determined the impact of adoption on its consolidated financial position and results of operations.

In September 2001, the EITF reached a consensus regarding Issue No. 01-10, "Accounting for the Impact of the Terrorist Attacks of September 11, 2001," which requires that losses and other costs incurred as a result of the September 11, 2001, events be classified as part of income from continuing operations in the statement of operations. Additionally, certain disclosures are required in all periods affected. As a result of the events of September 11, 2001, the Company closed its North American Company-operated retail stores and other North American facilities for the remainder of that day. None of the Company's employees were injured, and the Company did not sustain significant property loss or incur significant costs as a result of the attacks. However, the aftermath of these events, together with the slowing economy, have had a moderately negative impact on the Company's Specialty Operations, which derives approximately 9.0% of its revenue from the travel and hospitality industries. At this time, management believes that the events of September 11, 2001, will not have a material impact on the Company's financial position, results of operations or cash flows in fiscal 2002.

Subsequent Events

On October 10, 2001, the Company sold 30,000 of its shares of Starbucks Coffee Japan, Ltd. ("Starbucks Japan") at approximately $495.00 per share, net of related costs. In connection with this sale, the Company received cash proceeds of $15 million. The Company's ownership interest in Starbucks Japan was reduced from 50.0% to 47.5% following the sale of the aforementioned shares. The Company recorded a gain from this sale of $13 million.

Also on October 10, 2001, Starbucks Japan issued and sold 220,000 shares of common stock at approximately $495.00 per share, net of related costs, in an initial public offering in Japan. In connection with this offering, the Company's ownership interest in Starbucks Japan was reduced from 47.5% to 40.1%. The Company recorded a credit to shareholders' equity of $39 million, reflecting the increase in value of its share of the net assets of Starbucks Japan related to the stock offering.

Consolidated Statements of Earnings

In thousands, except earnings per share

Fiscal year ended	Sept 30, 2001	Oct 1, 2000	Oct 3, 1999
Net revenues:			
Retail	$ 2,229,594	$ 1,823,607	$ 1,423,389
Specialty	419,386	354,007	263,439
Total net revenues	2,648,980	2,177,614	1,686,828
Cost of sales and related occupancy costs	1,112,785	961,885	747,630
Store operating expenses	875,473	704,898	543,572
Other operating expenses	93,326	78,445	54,629
Depreciation and amortization	163,501	130,232	97,797
General and administrative expenses	151,416	110,202	89,681
Joint venture income	28,615	20,300	3,192
Operating income	281,094	212,252	156,711
Interest and other income, net	10,768	7,110	7,315
Internet-related investment losses	2,940	58,792	-
Earnings before income taxes	288,922	160,570	164,026
Income taxes	107,712	66,006	62,333
Net earnings	$ 181,210	$ 94,564	$ 101,693
Net earnings per common share – basic	$ 0.48	$ 0.25	$ 0.28
Net earnings per common share – diluted	$ 0.46	$ 0.24	$ 0.27
Weighted average shares outstanding:			
Basic	380,566	371,191	363,683
Diluted	394,349	385,999	377,062

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

In thousands, except share data

	Sept 30, 2001	Oct 1, 2000
ASSETS		
Current assets:		
Cash and cash equivalents	$ 113,237	$ 70,817
Short-term investments – Available-for-sale securities	101,399	57,573
Short-term investments – Trading securities	5,913	3,763
Accounts receivable, net of allowances of $4,590 and $2,941, respectively	90,425	76,385
Inventories	221,253	201,656
Prepaid expenses and other current assets	29,829	18,736
Deferred income taxes, net	31,869	29,304
Total current assets	593,925	458,234
Joint ventures	60,876	52,051
Other investments	2,221	3,788
Property, plant and equipment, net	1,135,784	930,759
Other assets	36,388	25,403
Goodwill, net	21,845	21,311
TOTAL ASSETS	$1,851,039	$1,491,546
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 127,905	$ 73,653
Checks drawn in excess of bank balances	61,987	56,332
Accrued compensation and related costs	81,458	69,702
Accrued occupancy costs	35,835	29,117
Accrued taxes	70,346	35,841
Other accrued expenses	57,085	39,016
Deferred revenue	9,951	7,320
Current portion of long-term debt	697	685
Total current liabilities	445,264	311,666
Deferred income taxes, net	19,133	21,410
Long-term debt	5,786	6,483
Minority interest	4,929	3,588
Shareholders' equity:		
Common stock and additional paid-in capital – Authorized, 600,000,000 shares; issued and outstanding, 380,044,042 and 376,315,302 shares, respectively (includes 1,697,100 common stock units in both years)	791,622	750,872
Retained earnings	589,713	408,503
Accumulated other comprehensive loss	(5,408)	(10,976)
Total shareholders' equity	1,375,927	1,148,399
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,851,039	$ 1,491,546

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows
In thousands

Fiscal year ended	Sept 30, 2001	Oct 1, 2000	Oct 3, 1999
OPERATING ACTIVITIES:			
Net earnings	$ 181,210	$ 94,564	$ 101,693
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	177,087	142,171	107,512
Internet-related investment losses	2,940	58,792	-
Provision for losses on asset disposals	11,044	5,753	2,456
Deferred income taxes, net	(6,068)	(18,252)	794
Equity in income of investees	(15,713)	(15,139)	(2,318)
Tax benefit from exercise of nonqualified stock options	30,899	31,131	18,621
Cash provided/(used) by changes in operating assets and liabilities:			
Net purchases of trading securities	(4,032)	(1,414)	-
Accounts receivable	(17,177)	(25,013)	3,838
Inventories	(19,704)	(19,495)	(36,405)
Prepaid expenses and other current assets	(10,919)	(700)	(7,552)
Accounts payable	54,117	15,561	4,711
Accrued compensation and related costs	12,098	30,962	7,586
Accrued occupancy costs	6,797	6,007	5,517
Accrued taxes	34,548	5,026	12,429
Minority interest	1,346	3,126	400
Deferred revenue	2,626	6,836	(53)
Other accrued expenses	19,727	1,880	10,366
Net cash provided by operating activities	460,826	321,796	229,595
INVESTING ACTIVITIES:			
Purchase of available-for-sale securities	(184,187)	(118,501)	(122,800)
Maturity of available-for-sale securities	93,500	58,750	85,053
Sale of available-for-sale securities	46,931	49,238	3,633
Purchase of businesses, net of cash acquired	-	(13,522)	(15,662)
Net investments in joint ventures	(12,636)	(8,473)	(10,466)
Purchases of other investments	(238)	(35,457)	(20,314)
Distributions from joint ventures	16,863	14,279	8,983
Additions to property, plant and equipment	(384,215)	(316,450)	(257,854)
Additions to other assets	(9,071)	(6,318)	(6,866)
Net cash used by investing activities	(433,053)	(376,454)	(336,293)
FINANCING ACTIVITIES:			
Increase/(decrease) in cash provided by checks drawn in excess of bank balances	5,655	(7,479)	29,512
Proceeds from sale of common stock under employee stock purchase plan	12,977	10,258	9,386
Proceeds from exercise of stock options	46,662	58,463	33,799
Principal payments on long-term debt	(685)	(1,889)	(1,189)
Repurchase of common stock	(49,788)	-	-
Net cash provided by financing activities	14,821	59,353	71,508
Effect of exchange rate changes on cash and cash equivalents	(174)	(297)	(54)
Net increase/(decrease) in cash and cash equivalents	42,420	4,398	(35,244)
CASH AND CASH EQUIVALENTS:			
Beginning of year	70,817	66,419	101,663
End of year	$ 113,237	$ 70,817	$ 66,419
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest	$ 432	$ 411	$ 442
Income taxes	47,690	51,856	35,366

See Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity

In thousands, except share data

	COMMON STOCK SHARES	COMMON STOCK AMOUNT	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME/(LOSS)	TOTAL
Balance, September 27, 1998	358,533,912	$ 358	$ 588,856	$ 212,246	$ (7,163)	$ 794,297
Net earnings	-	-	-	101,693	-	101,693
Unrealized holding gains, net	-	-	-	-	683	683
Translation adjustment	-	-	-	-	2,534	2,534
Comprehensive income						104,910
Exercise of stock options, including tax benefit of $18,621	7,045,816	7	52,413	-	-	52,420
Sale of common stock	984,462	1	9,385	-	-	9,386
Balance, October 3, 1999	366,564,190	366	650,654	313,939	(3,946)	961,013
Net earnings	-	-	-	94,564	-	94,564
Unrealized holding losses, net	-	-	-	-	(163)	(163)
Translation adjustment	-	-	-	-	(6,867)	(6,867)
Comprehensive income						87,534
Exercise of stock options, including tax benefit of $31,131	8,943,570	9	89,585	-	-	89,594
Sale of common stock	807,542	1	10,257	-	-	10,258
Balance, October 1, 2000	376,315,302	376	750,496	408,503	(10,976)	1,148,399
Net earnings	-	-	-	181,210	-	181,210
Unrealized holding gains, net	-	-	-	-	2,087	2,087
Translation adjustment	-	-	-	-	3,481	3,481
Comprehensive income						186,778
Exercise of stock options, including tax benefit of $30,899	6,289,892	6	77,555	-	-	77,561
Sale of common stock	813,848	1	12,976	-	-	12,977
Repurchase of common stock	(3,375,000)	(3)	(49,785)	-	-	(49,788)
Balance, September 30, 2001	380,044,042	$ 380	$ 791,242	$ 589,713	$ (5,408)	$ 1,375,927

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements
Years ended September 30, 2001, October 1, 2000, and October 3, 1999

Note 1: Summary of Significant Accounting Policies

DESCRIPTION OF BUSINESS
Starbucks Corporation (together with its subsidiaries, "Starbucks" or the "Company") purchases and roasts high-quality whole bean coffees and sells them, along with fresh, rich-brewed coffees, Italian-style espresso beverages, cold blended beverages, a variety of pastries and confections, coffee-related accessories and equipment, a selection of premium teas and a line of compact discs primarily through its Company-operated retail stores. In addition to sales through its Company-operated retail stores, Starbucks sells coffee and tea products through other channels of distribution including the Business Alliances business unit and other specialty operations (collectively, "Specialty Operations"). Starbucks, through its joint venture partnerships, also produces and sells bottled Frappuccino® coffee drink and a line of premium ice creams. The Company's objective is to establish Starbucks as the most recognized and respected brand in the world. To achieve this goal, the Company plans to continue to rapidly expand its retail operations, grow its Specialty Operations and selectively pursue other opportunities to leverage the Starbucks brand through the introduction of new products and the development of new distribution channels.

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements reflect the financial position and operating results of Starbucks, its subsidiaries and investments in joint ventures in which the Company has significant control. All significant intercompany transactions have been eliminated.

The Company has investments in unconsolidated joint ventures that are accounted for under the equity method, as the Company does not exercise control over the operating and financial policies of such joint ventures. The Company also has other investments that are accounted for under the cost method.

FISCAL YEAR-END
The Company's fiscal year ends on the Sunday closest to September 30. The fiscal years ended September 30, 2001, and October 1, 2000, each included 52 weeks. The fiscal year ended October 3, 1999, included 53 weeks.

ESTIMATES AND ASSUMPTIONS
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

CASH AND CASH EQUIVALENTS
The Company considers all highly liquid instruments with a maturity of three months or less at the time of purchase to be cash equivalents.

CASH MANAGEMENT
The Company's cash management system provides for the reimbursement of all major bank disbursement accounts on a daily basis. Checks issued but not presented for payment to the bank are reflected as "Checks drawn in excess of bank balances" on the accompanying consolidated financial statements.

SHORT-TERM INVESTMENTS
The Company's investments consist primarily of investment-grade marketable debt and equity securities as well as bond and equity mutual funds, all of which are classified as trading or available-for-sale. Trading securities are recorded at fair value with unrealized holding gains and losses included in earnings. Available-for-sale securities are recorded at fair value, and unrealized holding gains and losses are recorded, net of tax, as a separate component of accumulated other comprehensive income. Unrealized losses are charged against net earnings when a decline in fair value is determined to be other than temporary. Realized gains and losses are accounted for on the specific identification method. Purchases and sales are recorded on a trade date basis.

OTHER INVESTMENTS

The Company has investments in privately held equity securities that are recorded at their estimated fair values.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of cash and cash equivalents approximates fair value because of the short-term maturity of those instruments. The fair value of the Company's investments in marketable debt and equity securities as well as bond and equity mutual funds is based upon the quoted market price on the last business day of the fiscal year. The fair value and amortized cost of the Company's short-term investments at September 30, 2001, were $107.3 million and $107.7 million, respectively. The fair value and amortized cost of the Company's short-term investments at October 1, 2000, were $61.3 million and $61.0 million, respectively.

For equity securities of companies that are privately held, or where an observable quoted market price does not exist, the Company estimates fair value using a variety of valuation methodologies. Such methodologies include comparing the security with securities of publicly traded companies in similar lines of business, applying revenue multiples to estimated future operating results for the private company and estimating discounted cash flows for that company. For further information on investments, see Notes 4 and 8. The carrying value of long-term debt approximates fair value.

INVENTORIES

Inventories are stated at the lower of cost (primarily moving average cost) or market.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are carried at cost less accumulated depreciation and amortization. Depreciation of property, plant and equipment, which includes amortization of assets under capital leases, is provided on the straight-line method over estimated useful lives, generally ranging from two to seven years for equipment and 30 to 40 years for buildings. Leasehold improvements are amortized over the shorter of their estimated useful lives or the related lease life, generally ten years. The portion of depreciation expense related to production and distribution facilities is included in "Cost of sales and related occupancy costs" on the accompanying consolidated statements of earnings.

GOODWILL

Goodwill resulting from business acquisitions represents the excess purchase price paid over net assets of businesses acquired and is amortized on a straight-line basis over the period of expected benefit, which ranges from ten to twenty years.

LONG-LIVED ASSETS

When facts and circumstances indicate that the carrying values of long-lived assets, including intangibles, may be impaired, an evaluation of recoverability is performed by comparing the carrying value of the assets to projected future cash flows in addition to other quantitative and qualitative analyses. Upon indication that the carrying value of such assets may not be recoverable, the Company recognizes an impairment loss by a charge against current operations. Property, plant and equipment assets are grouped at the lowest level for which there are identifiable cash flows when assessing impairment. Cash flows for retail assets are identified at the individual store level.

REVENUE RECOGNITION

Retail store revenues are recognized when payment is tendered at the point of sale. Specialty revenues, consisting mainly of product sales, are generally recognized upon shipment to customers. Initial non-refundable fees required under licensing agreements are earned upon substantial performance of services. Royalty revenues based upon a percentage of sales and other continuing fees are recognized when earned. All revenues are recognized net of any discounts.

ADVERTISING

The Company expenses costs of advertising the first time the advertising campaign takes place, except for direct-to-consumer advertising, which is capitalized and amortized over its expected period of future benefit, generally six to twelve months. Net capitalized direct-to-consumer advertising costs were $0.9 million and $0.2 million as of September 30, 2001, and October 1, 2000, respectively, and are included in "Prepaid expenses and other current assets" on the accompanying consolidated balance sheets. Total advertising expenses, recorded in "Store operating expenses" and "Other operating expenses," on the accompanying consolidated statements of earnings were $28.8 million, $32.6 million and $38.4 million in 2001, 2000 and 1999, respectively.

STORE PREOPENING EXPENSES

Costs incurred in connection with the start-up and promotion of new store openings are expensed as incurred.

RENT EXPENSE

Certain of the Company's lease agreements provide for scheduled rent increases during the lease terms or for rental payments commencing at a date other than the date of initial occupancy. Minimum rental expenses are recognized on a straight-line basis over the terms of the leases.

FOREIGN CURRENCY TRANSLATION

The Company's international operations use their local currency as their functional currency. Assets and liabilities are translated at exchange rates in effect at the balance sheet date. Income and expense accounts are translated at the average monthly exchange rates during the year. Resulting translation adjustments are recorded as a separate component of accumulated other comprehensive income.

INCOME TAXES

The Company computes income taxes using the asset and liability method, under which deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities.

STOCK SPLIT

On April 27, 2001, the Company effected a two-for-one stock split of its $0.001 par value common stock for holders of record on March 30, 2001. All applicable share and per-share data in these consolidated financial statements have been restated to give effect to this stock split.

EARNINGS PER SHARE

The computation of basic earnings per share is based on the weighted average number of shares and common stock units outstanding during the period. The computation of diluted earnings per share includes the dilutive effect of common stock equivalents consisting of certain shares subject to stock options.

RECENT ACCOUNTING PRONOUNCEMENTS

In September 2000, the Emerging Issues Task Force ("EITF") reached a consensus regarding Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs," which requires any shipping and handling costs billed to customers in a sale transaction to be classified as revenue. The Company adopted Issue No. 00-10 on October 2, 2000, and restated all prior period disclosures. Issue No. 00-10 did not have a material impact on the Company's consolidated financial statements.

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires the use of the purchase method of accounting for business combinations initiated after June 30, 2001, and eliminates the pooling-of-interests method. SFAS No. 142 requires, among other things, the use of a nonamortization approach for purchased goodwill and certain intangibles. Under a nonamortization approach, goodwill and certain intangibles will not be amortized into earnings, but instead will be reviewed for impairment at least annually. The Company will adopt SFAS No. 142 effective September 30, 2002. The Company's management has not yet determined the impact of adoption on its consolidated financial position and results of operations. As of September 30, 2001, the Company had goodwill and other intangible assets, net of accumulated amortization, of $21.8 million and $7.7 million, respectively, which would be subject to the transitional assessment provisions of SFAS No. 142. Amortization expense related to goodwill and other intangible assets was $3.0 million for the fiscal year ended September 30, 2001.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company will adopt SFAS No. 143 effective September 30, 2002, and does not expect it to have a material impact on the Company's consolidated results of operations, financial position or cash flows.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 retains the fundamental provisions of SFAS No. 121 but sets forth new criteria for asset classification and broadens the scope of qualifying discontinued operations. The Company will adopt SFAS No. 144 as of September 30, 2002. The Company's management has not yet determined the impact of adoption on its consolidated financial position and results of operations.

In September 2001, the EITF reached a consensus regarding Issue No. 01-10, "Accounting for the Impact of the Terrorist Attacks of September 11, 2001," which requires that losses and other costs incurred as a result of the September 11, 2001, events be classified as part of income from continuing operations in the statement of operations. Additionally, certain disclosures are required in all periods affected. As a result of the events of September 11, 2001, the Company closed its North American Company-operated retail stores and other North American facilities for the remainder of that day. None of the Company's employees were injured, and the Company did not sustain significant property loss or incur significant costs as a result of the attacks. However, the aftermath of these events, together with the slowing economy, have had a moderately negative impact on the Company's Specialty Operations, which derives approximately 9.0% of its revenue from the travel and hospitality industries. At this time, management believes that the events of September 11, 2001, will not have a material impact on the Company's financial position, results of operations or cash flows in fiscal 2002.

RECLASSIFICATIONS

Certain reclassifications of prior years' balances have been made to conform to the fiscal 2001 presentation.

Note 2: Business Combinations

During fiscal 2000, Starbucks acquired the outstanding stock of Tympanum, Inc. (d/b/a "Hear Music"), a music retailer, and of Coffee Partners Co. Ltd., the company licensed to operate Starbucks stores in Thailand. The combined purchase price for these two acquisitions was $14.1 million. During fiscal 1999, Starbucks acquired the net assets of Tazo, L.L.C., a Portland, Oregon-based tea company that produces premium tea products, and Pasqua Inc., a San Francisco, California-based roaster and retailer of specialty coffee. The combined purchase price for these two acquisitions was $16.5 million. All of the above acquisitions were accounted for under the purchase method of accounting. Results of operations of the acquired companies are included on the accompanying consolidated financial statements from the dates of acquisition.

Note 3: Cash and Cash Equivalents

Cash and cash equivalents consist of the following (in thousands):

	Sept 30, 2001	Oct 1, 2000
Operating funds and interest-bearing deposits	$ 51,164	$ 35,521
Commercial paper	1,698	998
Money market funds	60,375	34,298
Total	$ 113,237	$ 70,817

Note 4: Short-term Investments

The Company's investments consist of the following (in thousands):

September 30, 2001:	FAIR VALUE	AMORTIZED COST	GROSS UNREALIZED HOLDING GAINS	GROSS UNREALIZED HOLDING LOSSES
Short-term investments – available-for-sale securities:				
U.S. Government obligations	$ 2,017	$ 1,999	$ 18	$ -
Mutual funds	99,332	98,000	1,332	-
Marketable equity securities	50	250	-	(200)
Total	$ 101,399	$ 100,249	$ 1,350	$ (200)
Short-term investments – trading securities	5,913			
Total short-term investments	$ 107,312			

October 1, 2000:	FAIR VALUE	AMORTIZED COST	GROSS UNREALIZED HOLDING GAINS	GROSS UNREALIZED HOLDING LOSSES
Short-term investments – available-for-sale securities:				
U.S. Government obligations	$ 10,990	$ 10,996	$ 3	$ (9)
Commercial paper	45,356	45,373	1	(18)
Marketable equity securities	1,227	1,227	-	-
Total	$ 57,573	$ 57,596	$ 4	$ (27)
Short-term investments – trading securities	3,763			
Total short-term investments	$ 61,336			

Available-for-sale securities with remaining maturities of one year or less are classified as short-term investments. Securities with remaining maturities longer than one year are classified as long-term and are included in the line item "Other investments" on the accompanying consolidated balance sheets. The specific identification method is used to determine a cost basis for computing realized gains and losses.

In fiscal 2001, 2000 and 1999, proceeds from the sale of investment securities were $46.9 million, $49.2 million and $3.6 million, respectively. Gross realized gains and losses from the sale of securities were not material in 2001, 2000 and 1999.

During fiscal 2001 and 2000, the Company recognized losses of $0.9 million and $6.8 million, respectively, on its investment in the common stock of Liveworld, Inc. (previously known as Talk City, Inc.), due to impairments that were determined by management to be other than temporary. The remaining fair value of the investment was $50 thousand as of September 30, 2001, and $1.2 million as of October 1, 2000.

Trading securities are classified as short-term investments. The trading securities are comprised mainly of marketable equity mutual funds designated to approximate the Company's liability under the Management Deferred Compensation Plan. The corresponding deferred compensation liability of $6.0 million in fiscal 2001 and $3.8 million in fiscal 2000 is included in "Accrued compensation and related costs" on the accompanying consolidated balance sheets. In fiscal 2001 and fiscal 2000, the change in net unrealized holding gains or (losses) in the trading portfolio included in earnings were ($1.9) million and $0.3 million, respectively. Gross gains included in earnings associated with the transfer of securities from the available-for-sale category to the trading category were $0.5 million in fiscal 2000.

Note 5: Derivative Financial Instruments

The Company manages its exposure to foreign currency risk within the consolidated financial statements according to a hedging policy. Under the policy, the Company may engage in transactions involving various derivative instruments with maturities generally not longer than five years, to hedge assets, liabilities, revenues and purchases denominated in foreign currencies.

On October 2, 2000, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended and interpreted, which requires that all derivatives be recorded on the balance sheet at fair value. The accounting for changes in the fair value of derivative instruments depends on the intended use and resulting designation. The Company designates its derivatives based upon the criteria established by SFAS No. 133. For a derivative designated as a fair value hedge, the gain or loss generated from the change in fair value is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item. For a derivative designated as a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income ("OCI") and subsequently reclassified into earnings when the hedged exposure affects earnings. For a derivative designated as a net investment hedge, the effective portion of the derivative's gain or loss is reported as a component of the foreign currency translation adjustment, a component of OCI. The ineffective portions of all derivatives are recognized immediately into earnings. For a derivative not designated as a hedging instrument, the gain or loss is recognized in earnings in the period of change. The Company classifies the cash flows from hedging transactions in the same category as the cash flows from the respective hedged items. The adoption of SFAS No. 133 did not have a material impact on the Company's consolidated results of operations, financial position or cash flows.

During the 52-week period ended September 30, 2001, the Company entered into forward foreign exchange contracts that qualify as cash flow hedges under SFAS No. 133 to hedge a portion of anticipated foreign currency denominated revenue. In accordance with SFAS No. 133, cash flow hedges related to anticipated transactions are designated and documented at the inception of each hedge by matching the terms of the contract to the underlying transaction. Once established, cash flow hedges are generally not removed until maturity. The Company also entered into a forward foreign exchange contract that qualifies as a hedge of a net investment in a foreign operation. These contracts expire within 14 months and are intended to minimize certain foreign currency exposures that can be confidently identified and quantified.

Forward contract effectiveness for cash flow hedges is calculated by comparing the fair value of the contract to the change in value of the anticipated transaction using forward rates on a monthly basis. Any ineffectiveness is recognized immediately in "Interest and other income, net" on the accompanying consolidated statement of earnings. There was no ineffectiveness related to cash flow hedges for the 52-week period ended September 30, 2001. For net investment hedges, the spot-to-spot method is used by the Company to calculate effectiveness. As a result of using this method, net gains of $1.4 million were recognized in earnings during the 52-week period ended September 30, 2001.

The Company had accumulated derivative gains of $1.3 million, net of taxes, in OCI as of September 30, 2001, related to cash flow and net investment hedges. Of this amount, $1.2 million is expected to be reclassified into earnings within 12 months.

Note 6: Inventories

Inventories consist of the following (in thousands):

	Sept 30, 2001	Oct 1, 2000
Coffee:		
Unroasted	$ 98,557	$ 90,807
Roasted	33,958	27,880
Other merchandise held for sale	63,458	59,420
Packaging and other supplies	25,280	23,549
Total	$ 221,253	$ 201,656

As of September 30, 2001, the Company had fixed-price inventory purchase commitments for green coffee totaling approximately $283.8 million. The Company believes, based on relationships established with its suppliers in the past, that the risk of non-delivery on such purchase commitments is low.

Note 7: Joint Ventures

The Company has two joint ventures to produce and distribute Starbucks branded products. The North American Coffee Partnership is a 50/50 joint venture partnership with the Pepsi-Cola Company to develop and distribute bottled Frappuccino coffee drink. The Starbucks Ice Cream Partnership is a 50/50 joint venture partnership with Dreyer's Grand Ice Cream, Inc. to develop and distribute premium ice creams.

The Company is a partner in several other joint ventures that operate licensed Starbucks retail stores, including Starbucks Coffee Japan, Ltd., a 50/50 joint venture partnership with Japanese retailer and restauranteur SAZABY Inc. to develop Starbucks retail stores in Japan (See Note 17), and Starbucks Coffee Korea Co., Ltd., a 50/50 joint venture partnership with Shinsegae Department Store Co., Ltd., to develop retail stores in the Republic of Korea. The Company also has interests in joint ventures to develop Starbucks retail stores in Hawaii, Taiwan, Shanghai, Hong Kong, Austria, Switzerland and Israel.

The Company accounts for these investments using the equity method when Starbucks is deemed to have significant influence over the investee but is not the controlling or managing partner; otherwise, the investment is accounted for using the cost method. The Company's share of income and losses for equity method joint ventures is included in "Joint venture income" on the accompanying consolidated statements of earnings. This line includes both the Company's proportionate share of gross margin resulting from coffee and other product sales to the joint ventures and royalty and license fee revenues.

The Company's investments in these joint ventures are as follows (in thousands):

	EQUITY METHOD JOINT VENTURES	COST METHOD JOINT VENTURES	TOTAL
Balance, September 27, 1998	$ 38,558	$ 359	$ 38,917
Allocated share of income	2,318	-	2,318
Distributions from joint ventures	(8,983)	-	(8,983)
Capital contributions	10,466	-	10,466
Balance, October 3, 1999	$ 42,359	$ 359	$ 42,718
Allocated share of income	15,139	-	15,139
Distributions from joint ventures	(14,279)	-	(14,279)
Capital contributions	8,049	424	8,473
Balance, October 1, 2000	$ 51,268	$ 783	$ 52,051
Allocated share of income	15,630	-	15,630
Distributions from joint ventures	(16,863)	-	(16,863)
Capital contributions	7,723	2,335	10,058
Balance, September 30, 2001	$ 57,758	$ 3,118	$ 60,876

The Company has a consolidated joint venture with Starbucks Coffee Company (Australia) Pty Ltd. to develop retail stores in Australia. In addition, the Company has a consolidated joint venture, Urban Coffee Opportunities LLC, with Johnson Development Corporation to develop retail stores in underserved urban communities.

Note 8: Other Investments

In fiscal 1999, the Company invested $20.3 million in living.com Inc. ("living.com"), an online furniture retailer, and $10.0 million in Cooking.com, Inc. ("Cooking.com"), a privately held Web-based retailer of cookware, accessories and specialty foods and provider of information about cooking.

During fiscal 2000, the Company invested $25.0 million in Kozmo.com, an Internet-to-door delivery service for food, entertainment and convenience items. Starbucks and Kozmo.com also entered into a commercial agreement to provide in-store return boxes in Starbucks stores in exchange for cash, a channel for selling the Company's products and other marketing opportunities. In connection with this agreement, Starbucks received a $15.0 million payment that was recognized as revenue on a straight-line basis over twelve months.

During fiscal 2001 and 2000, the Company determined that its investments in Internet-related companies had suffered declines in value that were other than temporary. As a result, the Company recognized a loss totaling $2.0 million to write off its remaining investment in Kozmo.com as of September 30, 2001, and recognized losses of $52.0 million to reduce its investments in living.com, Cooking.com and Kozmo.com to their aggregate fair value of $3.6 million as of October 1, 2000.

The Company also had various other investments recorded at their estimated aggregate fair value of $1.9 million as of September 30, 2001, and $0.2 million as of October 1, 2000.

Note 9: Property, Plant and Equipment

Property, plant and equipment are recorded at cost and consist of the following (in thousands):

	Sept 30, 2001	Oct 1, 2000
Land	$ 6,023	$ 5,084
Building	19,795	19,795
Leasehold improvements	960,732	754,132
Roasting and store equipment	421,150	354,806
Furniture, fixtures and other	239,900	181,702
	1,647,600	1,315,519
Less accumulated depreciation and amortization	(605,247)	(446,403)
	1,042,353	869,116
Work in progress	93,431	61,643
Property, plant and equipment, net	$ 1,135,784	$ 930,759

Note 10: Long-term Debt

In September 1999, the Company purchased the land and building comprising its York County, Pennsylvania, roasting plant and distribution facility. The total purchase price was $12.9 million. In connection with this purchase, the Company assumed loans totaling $7.7 million from the York County Industrial Development Corporation. The remaining maturities of these loans range from 8 to 9 years, with interest rates from 0.0% to 2.0%.

Scheduled principal payments on long-term debt are as follows (in thousands):

Fiscal year ending	
2002	$ 697
2003	710
2004	722
2005	735
2006	748
Thereafter	2,871
Total principal payments	$ 6,483

Note 11: Leases

The Company leases retail stores, roasting and distribution facilities and office space under operating leases expiring through 2025. Most lease agreements contain renewal options and rent escalation clauses. Certain leases provide for contingent rentals based upon gross sales.

Rental expense under these lease agreements was as follows (in thousands):

Fiscal year ended	Sept 30, 2001	Oct 1, 2000	Oct 3, 1999
Minimum rentals	$ 166,543	$ 127,149	$ 95,613
Contingent rentals	4,018	3,743	1,581
Total	$ 170,561	$ 130,892	$ 97,194

Minimum future rental payments under non-cancelable lease obligations as of September 30, 2001 are as follows (in thousands):

Fiscal year ending	
2002	$ 185,709
2003	185,666
2004	179,957
2005	169,427
2006	159,333
Thereafter	774,560
Total minimum lease payments	$ 1,654,652

Note 12: Shareholders' Equity

On December 15, 2000, the Company amended and restated its Articles of Incorporation to, among other things, change the par value of the Company's common stock and preferred stock from no par value per share to $0.001 par value per share.

In addition to 600.0 million shares of authorized common stock, the Company has authorized 7.5 million shares of preferred stock, none of which was outstanding at September 30, 2001.

On September 16, 2001, the Board of Directors authorized a share repurchase program to acquire up to $60.0 million of the Company's outstanding common stock on the open market. As of September 30, 2001, the Company repurchased 3.4 million shares at a cost of $49.8 million.

COMPREHENSIVE INCOME

Comprehensive income includes all changes in equity during the period, except those resulting from transactions with shareholders of the Company. It has two components: net earnings and other comprehensive income. Accumulated other comprehensive loss reported on the Company's consolidated balance sheets consists of foreign currency translation adjustments and the unrealized gains and losses, net of applicable taxes, on available-for-sale securities and on derivative instruments designated and qualifying as cash flow and net investment hedges. Comprehensive income, net of related tax effects, is as follows (in thousands):

Fiscal year ended	Sept 30, 2001	Oct 1, 2000	Oct 3, 1999
Net earnings	$ 181,210	$ 94,564	$ 101,693
Unrealized holding gains/(losses) on available-for-sale investments, net of tax benefit/(provision) of ($434), $52 and ($155) in 2001, 2000 and 1999, respectively	738	(85)	252
Unrealized holding gains on cash flow hedges, net of tax provision of $683	1,163	-	-
Unrealized holding gains on net investment hedge, net of tax provision of $109	186	-	-
Reclassification adjustment for (gains)/losses realized in net income, net of tax (benefit)/provision of $0, ($48) and $270 in 2001, 2000 and 1999, respectively	-	(78)	431
Net unrealized gain/(loss)	2,087	(163)	683
Translation adjustment	3,481	(6,867)	2,534
Total comprehensive income	$ 186,778	$ 87,534	$ 104,910

Note 13: Employee Stock and Benefit Plans

STOCK OPTION PLANS

The Company maintains several stock option plans under which the Company may grant incentive stock options and non-qualified stock options to employees, consultants and non-employee directors. Stock options have been granted at prices at or above the fair market value on the date of grant. Options vest and expire according to terms established at the grant date.

The following summarizes all stock option transactions from September 27, 1998, through September 30, 2001:

	SHARES SUBJECT TO OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE	SHARES SUBJECT TO EXERCISABLE OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE
Outstanding, September 27, 1998	39,006,796	$ 6.55	15,121,612	$ 4.24
Granted	16,103,996	11.48		
Exercised	(7,045,816)	4.76		
Cancelled	(2,923,874)	9.50		
Outstanding, October 3, 1999	45,141,102	8.42	24,161,650	6.78
Granted	9,410,330	12.42		
Exercised	(8,943,570)	6.54		
Cancelled	(3,718,136)	10.71		
Outstanding, October 1, 2000	41,889,726	9.55	20,330,740	7.82
Granted	9,907,292	20.48		
Exercised	(6,289,892)	7.45		
Cancelled	(2,496,195)	14.22		
Outstanding, September 30, 2001	43,010,931	$ 12.13	24,407,135	$ 9.16

As of September 30, 2001, there were 42,117,872 shares of common stock available for issuance pursuant to future stock option grants.

Additional information regarding options outstanding as of September 30, 2001, is as follows:

RANGE OF EXERCISE PRICES		OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
		SHARES	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE (YEARS)	WEIGHTED AVERAGE EXERCISE PRICE	SHARES	WEIGHTED AVERAGE EXERCISE PRICE
$ 0.56	$ 9.00	9,421,471	4.33	$ 6.14	9,068,671	$ 6.05
9.02	10.73	13,857,603	6.59	10.04	11,472,327	10.04
11.00	13.13	8,822,805	7.96	12.00	2,953,491	12.15
13.28	19.63	2,180,434	8.43	17.77	529,312	17.59
19.91	24.63	8,728,618	9.06	20.62	383,334	22.20
$ 0.56	$ 24.63	43,010,931	6.97	$ 12.13	24,407,135	$ 9.16

EMPLOYEE STOCK PURCHASE PLAN

The Company has an employee stock purchase plan which provides that eligible employees may contribute up to 10% of their base earnings towards the quarterly purchase of the Company's common stock. The employee's purchase price is 85% of the lesser of the fair market value of the stock on the first business day or the last business day of the quarterly offering period. Employees may purchase shares having a fair market value of up to $25,000 (measured as of the first day of the quarterly offering period for each calendar year). No compensation expense is recorded in connection with the plan. The total number of shares issuable under the plan is 16,000,000. There were 813,635 shares issued under the plan during fiscal 2001 at prices ranging from $12.70 to $18.28. There were 807,542 shares issued under the plan during fiscal 2000 at prices ranging from $10.19 to $16.36. There were 984,462 shares issued under the plan during fiscal 1999 at prices ranging from $7.03 to $12.59. Of the 24,030 employees eligible to participate, 8,577 were participants in the plan as of September 30, 2001.

DEFERRED STOCK PLAN

The Company has a Deferred Stock Plan for certain key employees that enables participants in the plan to defer receipt of ownership of common shares from the exercise of non-qualified stock options. The minimum deferral period is five years. As of September 30, 2001, receipt of 1,697,100 shares was deferred under the terms of this plan. The rights to receive these shares, represented by common stock units, are included in the calculation of basic and diluted earnings per share as common stock equivalents.

ACCOUNTING FOR STOCK-BASED COMPENSATION

The Company accounts for its stock-based awards using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and its related interpretations. Accordingly, no compensation expense has been recognized in the financial statements for employee stock arrangements.

SFAS No. 123, "Accounting for Stock-Based Compensation," requires the disclosure of pro forma net income and net income per share as if the Company adopted the fair-value method of accounting for stock-based awards as of the beginning of fiscal 1996. The fair value of stock-based awards to employees is calculated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	EMPLOYEE STOCK OPTIONS			EMPLOYEE STOCK PURCHASE PLAN		
	2001	2000	1999	2001	2000	1999
Expected life (years)	2–5	2–6	1.5–6	0.25	0.25	0.25
Expected volatility	57 %	55 %	50 %	41–49 %	42–82 %	44–66 %
Risk-free interest rate	2.37–5.90 %	5.65–6.87 %	4.60–6.21 %	2.35–4.68 %	5.97–6.40 %	4.26–5.63 %
Expected dividend yield	0.00 %	0.00 %	0.00 %	0.00 %	0.00 %	0.00 %

The Company's valuations are based upon a multiple option valuation approach and forfeitures are recognized as they occur. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock-price volatility. The Company's employee stock options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate.

As required by SFAS No. 123, the Company has determined that the weighted average estimated fair values of options granted during fiscal 2001, 2000 and 1999 were $8.98, $5.37 and $4.43 per share, respectively. Had compensation costs for the Company's stock-based compensation plans been accounted for using the fair value method of accounting described by SFAS No. 123, the Company's net earnings and earnings per share would have been as follows (in thousands, except earnings per share):

Fiscal year ended	AS REPORTED	PRO FORMA UNDER SFAS NO. 123
September 30, 2001:		
Net earnings	$ 181,210	$ 140,675
Net earnings per common share:		
Basic	$ 0.48	$ 0.37
Diluted	$ 0.46	$ 0.36
October 1, 2000:		
Net earnings	$ 94,564	$ 66,241
Net earnings per common share:		
Basic	$ 0.25	$ 0.18
Diluted	$ 0.24	$ 0.17
October 3, 1999:		
Net earnings	$ 101,693	$ 75,326
Net earnings per common share:		
Basic	$ 0.28	$ 0.21
Diluted	$ 0.27	$ 0.20

In applying SFAS No. 123, the impact of outstanding stock options granted prior to 1996 has been excluded from the pro forma calculations; accordingly, the 2000 and 1999 pro forma adjustments are not necessarily indicative of future period pro forma adjustments.

DEFINED CONTRIBUTION PLANS

Starbucks maintains voluntary defined contribution plans covering eligible employees as defined in the plan documents. Participating employees may elect to defer and contribute a percentage of their compensation to the plan, not to exceed the dollar amount set by law. For certain plans, the Company matches 25% of each employee's eligible contribution up to a maximum of the first 4% of each employee's compensation.

The Company's matching contributions to the plans were approximately $1.6 million, $1.1 million and $0.9 million for fiscal 2001, 2000 and 1999, respectively.

Note 14: Income Taxes

A reconciliation of the statutory federal income tax rate with the Company's effective income tax rate is as follows:

Fiscal year ended	Sept 30, 2001	Oct 1, 2000	Oct 3, 1999
Statutory rate	35.0 %	35.0 %	35.0 %
State income taxes, net of federal income tax benefit	3.8	3.7	3.7
Valuation allowance change from prior year	0.9	3.5	-
Other, net	(2.4)	(1.1)	(0.7)
Effective tax rate	37.3 %	41.1 %	38.0 %

The provision for income taxes consists of the following (in thousands):

Fiscal year ended	Sept 30, 2001	Oct 1, 2000	Oct 3, 1999
Currently payable:			
Federal	$ 94,948	$ 71,758	$ 52,207
State	17,656	12,500	9,332
Deferred/(asset) liability, net	(4,892)	(18,252)	794
Total	$ 107,712	$ 66,006	$ 62,333

Deferred income taxes or (tax benefits) reflect the tax effect of temporary differences between the amounts of assets and liabilities for financial reporting purposes and amounts as measured for tax purposes. The Company will establish a valuation allowance if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain. As a result of losses from investments in majority owned foreign subsidiaries and Internet-related companies, the Company established valuation allowances of $3.0 million and $5.7 million for the fiscal years ended September 30, 2001, and October 1, 2000, respectively. The tax effect of temporary differences and carryforwards that cause significant portions of deferred tax assets and liabilities is as follows (in thousands):

	Sept 30, 2001	Oct 1, 2000
Deferred tax assets:		
Loss on investments	$ 23,666	$ 22,635
Accrued rent	12,317	10,321
Accrued compensation and related costs	9,898	9,212
Other accrued expenses	7,245	5,957
Other	13,382	10,313
Total	66,508	58,438
Valuation allowance	(8,704)	(5,659)
Total deferred tax asset, net of valuation allowance	57,804	52,779
Deferred tax liabilities:		
Depreciation	(39,466)	(36,249)
Investments in joint ventures	(4,614)	(4,616)
Other	(988)	(4,020)
Total	(45,068)	(44,885)
Net deferred tax asset/(liability)	$ 12,736	$ 7,894

Taxes currently payable of $50.3 million and $17.9 million are included in "Accrued taxes" on the accompanying consolidated balance sheets as of September 30, 2001, and October 1, 2000, respectively.

Note 15: Earnings Per Share

The following table represents the calculation of net earnings per common share—basic (in thousands, except earnings per share):

Fiscal year ended	Sept 30, 2001	Oct 1, 2000	Oct 3, 1999
Net earnings	$ 181,210	$ 94,564	$ 101,693
Weighted average common shares and common stock units outstanding	380,566	371,191	363,683
Net earnings per common share – basic	$ 0.48	$ 0.25	$ 0.28

The following table represents the calculation of net earnings per common and common equivalent share—diluted (in thousands, except earnings per share):

Fiscal year ended	Sept 30, 2001	Oct 1, 2000	Oct 3, 1999
Net earnings	$ 181,210	$ 94,564	$ 101,693
Weighted average common shares and common stock units outstanding	380,566	371,191	363,683
Dilutive effect of outstanding common stock options	13,783	14,808	13,379
Weighted average common and common equivalent shares outstanding	394,349	385,999	377,062
Net earnings per common and common equivalent share – diluted	$ 0.46	$ 0.24	$ 0.27

Options with exercise prices greater than the average market price were not included in the computation of diluted earnings per share. These options totaled 0.9 million, 0.3 million and 0.6 million for fiscal 2001, 2000 and 1999, respectively.

Note 16: Commitments and Contingencies

In connection with various bank loans entered into by Starbucks Coffee Japan, Ltd., the Company has guaranteed $13.6 million of the outstanding debt in the event of default by Starbucks Coffee Japan, Ltd.

On June 20, 2001, and July 2, 2001, two purported class action lawsuits against the Company entitled *James Carr, et.al. v. Starbucks Corporation* and *Olivia Shields, et.al. v. Starbucks Corporation* were filed in the Superior Courts of California, Alameda and Los Angeles Counties, respectively. Each lawsuit subsequently was removed to the United States District Court, Northern District of California and Central District of California, respectively. Each of the lawsuits was filed by two plaintiffs who are current or former store managers and assistant store managers on behalf of themselves and other similarly situated store managers, assistant store managers and retail management trainees. The lawsuits allege that the Company improperly classified such employees as exempt under California's wage and hour laws and seek damages, restitution, reclassification and attorneys fees and costs. Starbucks is vigorously investigating and defending this litigation and is also pursuing alternative dispute resolution possibilities with the plaintiffs. Because the cases are in the very early stages, the financial impact to the Company, if any, cannot be predicted.

In addition to the California lawsuits described above, the Company is party to various legal proceedings arising in the ordinary course of its business, but it is not currently a party to any legal proceeding that management believes would have a material adverse effect on the financial position or results of operations of the Company.

Note 17: Subsequent Events

On October 10, 2001, the Company sold 30,000 of its existing shares of Starbucks Coffee Japan, Ltd. ("Starbucks Japan") at approximately $495.00 per share, net of related costs. In connection with this sale, the Company received cash proceeds of $15 million. The Company's ownership interest in Starbucks Japan was reduced from 50.0% to 47.5% following the sale of the aforementioned shares. The Company recorded a gain from this sale of $13 million.

Also on October 10, 2001, Starbucks Japan issued and sold 220,000 shares of common stock at approximately $495.00 per share, net of related costs, in an initial public offering in Japan. In connection with this offering, the Company's ownership interest in Starbucks Japan was reduced from 47.5% to 40.1%. The Company recorded a credit to shareholders' equity of $39 million, reflecting the increase in value of its share of the net assets of Starbucks Japan related to the stock offering.

Note 18: Segment Reporting

The Company is organized into a number of business units which correspond to the Company's operating segments.

The Company's North American retail business unit sells coffee and other beverages, whole bean coffees, complementary food, hardware and merchandise through Company-operated retail stores in the United States and Canada.

At the beginning of fiscal 2001, the Company combined its foodservice and domestic retail store licensing operations to form the Business Alliances business unit. As a result of this internal reorganization and the manner in which the operations of foodservice and domestic retail store licensing are measured and evaluated as one combined business unit, the Company's management determined that separate segment reporting of Business Alliances is appropriate under SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." All prior period disclosures are restated as if Business Alliances had always been a separately reported segment.

The Company operates through several other business units, each of which is managed and evaluated independently. These operations include international retail store licensing agreements, grocery channel licensing agreements, warehouse club accounts, direct-to-consumer marketing channels, joint ventures, international Company-operated retail stores and other initiatives related to the Company's core businesses.

Revenues from these segments include both sales to unaffiliated customers and sales between segments, which are accounted for on a basis consistent with sales to unaffiliated customers. Intersegment revenues, consisting primarily of product sales to subsidiaries and equity method investees, and other intersegment transactions have been eliminated on the accompanying consolidated financial statements.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies in Note 1. Operating income represents earnings before "Interest and other income, net," "Internet-related investment losses" and "Income taxes." No allocations of overhead, interest or income taxes are made to the segments. Identifiable assets by segment are those assets used in the Company's operations in each segment. General corporate assets include cash and investments, unallocated assets of the corporate headquarters and roasting facilities, deferred taxes and certain intangibles. Management evaluates performance of the segments based on direct product sales and operating costs.

The tables below present information by operating segment (in thousands):

Fiscal year ended	Sept 30, 2001	Oct 1, 2000	Oct 3, 1999
REVENUES:			
North American retail	$ 2,086,354	$ 1,734,929	$ 1,375,018
Business Alliances	193,574	160,812	126,888
All other business units	419,843	305,080	200,399
Intersegment revenues	(50,791)	(23,207)	(15,477)
Total revenues	$ 2,648,980	$ 2,177,614	$ 1,686,828
EARNINGS BEFORE INCOME TAXES:			
North American retail	$ 336,434	$ 249,924	$ 209,338
Business Alliances	50,165	43,777	33,098
All other business units	70,116	53,323	22,900
Unallocated corporate expenses	(174,288)	(134,902)	(107,460)
Intersegment eliminations	(1,333)	130	(1,165)
Operating income	281,094	212,252	156,711
Interest and other income, net	10,768	7,110	7,315
Internet-related investment losses	(2,940)	(58,792)	-
Earnings before income taxes	$ 288,922	$ 160,570	$ 164,026
DEPRECIATION AND AMORTIZATION:			
North American retail	$ 115,061	$ 94,312	$ 72,252
Business Alliances	5,278	3,547	2,561
All other business units	17,768	10,117	5,205
Unallocated corporate expenses	25,394	22,256	17,779
Total depreciation and amortization	$ 163,501	$ 130,232	$ 97,797
INCOME FROM EQUITY METHOD INVESTEES:			
All other business units	$ 17,556	$ 15,139	$ 2,318
Intersegment eliminations	11,059	5,161	874
Total income from equity method investees	$ 28,615	$ 20,300	$ 3,192

	Sept 30, 2001	Oct 1, 2000
IDENTIFIABLE ASSETS:		
North American retail	$ 873,306	$ 664,773
Business Alliances	57,578	52,596
All other business units	217,027	111,521
General corporate assets	703,128	662,656
Total assets	$ 1,851,039	$ 1,491,546

The tables below represent information by geographic area (in thousands):

	Sept 30, 2001	Oct 1, 2000	Oct 3, 1999
REVENUES FROM EXTERNAL CUSTOMERS:			
United States	$ 2,301,013	$ 1,910,092	$ 1,467,410
Foreign countries	347,967	267,522	219,418
Total	$ 2,648,980	$ 2,177,614	$ 1,686,828

Revenues from foreign countries are based on the location of the customers and consist primarily of retail revenues from Canada and the United Kingdom as well as specialty revenues generated from product sales to its international licensees. No customer accounts for 10% or more of the Company's revenues.

	Sept 30, 2001	Oct 1, 2000
LONG-LIVED ASSETS:		
United States	$ 977,125	$ 819,200
Foreign countries	158,659	111,559
Total	$ 1,135,784	$ 930,759

Assets attributed to foreign countries are based on the country in which those assets are located.

Note 19: Quarterly Financial Information (unaudited)

Summarized quarterly financial information for fiscal years 2001 and 2000 is as follows (in thousands, except earnings per share):

	FIRST	SECOND	THIRD	FOURTH
2001 quarter:				
Net revenues	$ 667,387	$ 629,288	$ 662,769	$ 689,536
Operating income	76,057	50,854	71,307	82,876
Net earnings	48,995	32,210	46,757	53,248
Net earnings per common share – diluted	$ 0.12	$ 0.08	$ 0.12	$ 0.14
2000 quarter:				
Net revenues	$ 529,332	$ 506,668	$ 557,516	$ 584,098
Operating income	54,633	35,207	54,306	68,106
Net earnings	34,749	23,406	34,913	1,496
Net earnings per common share – diluted	$ 0.09	$ 0.06	$ 0.09	$ 0.00

Management's Responsibility for Financial Reporting

The management of Starbucks Corporation is responsible for the preparation and integrity of the financial statements included in this Annual Report to Shareholders. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and include amounts based on management's best judgment where necessary. Financial information included elsewhere in this Annual Report is consistent with these financial statements.

Management maintains a system of internal controls and procedures designed to provide reasonable assurance that transactions are executed in accordance with proper authorization, that transactions are properly recorded in the Company's records, that assets are safeguarded and that accountability for assets is maintained. The concept of reasonable assurance is based on the recognition that the cost of maintaining our system of internal accounting controls should not exceed benefits expected to be derived from the system. Internal controls and procedures are periodically reviewed and revised, when appropriate, due to changing circumstances and requirements.

Independent auditors are appointed by the Company's Board of Directors and ratified by the Company's shareholders to audit the financial statements in accordance with auditing standards generally accepted in the United States of America and to independently assess the fair presentation of the Company's financial position, results of operations and cash flows. Their report appears in this Annual Report.

The Audit Committee, all of whose members are outside directors, is responsible for monitoring the Company's accounting and reporting practices. The Audit Committee meets periodically with management and the independent auditors to ensure that each is properly discharging its responsibilities. The independent auditors have full and free access to the Committee without the presence of management to discuss the results of their audits, the adequacy of internal accounting controls and the quality of financial reporting.



ORIN C. SMITH
president and
chief executive officer



MICHAEL CASEY
executive vice president,
chief financial officer and
chief administrative officer

Starbucks Corporation

We have audited the accompanying consolidated balance sheets of Starbucks Corporation and subsidiaries (the Company) as of September 30, 2001, and October 1, 2000, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended September 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Starbucks Corporation and subsidiaries as of September 30, 2001, and October 1, 2000, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Seattle, Washington
December 4, 2001

Shareholder Information

MARKET INFORMATION AND DIVIDEND POLICY

The Company's common stock is traded on the National Market tier of The Nasdaq Stock Market, Inc. ("Nasdaq"), under the symbol "SBUX." The following table sets forth the quarterly high and low closing sale prices per share of the common stock as reported by Nasdaq for each quarter during the last two fiscal years. All prices shown reflect the two-for-one stock split effected April 27, 2001.

	HIGH	LOW
September 30, 2001:		
Fourth Quarter	$ 22.77	$ 14.00
Third Quarter	23.00	18.58
Second Quarter	25.00	20.03
First Quarter	24.94	19.16
October 1, 2000:		
Fourth Quarter	$ 21.50	$ 17.56
Third Quarter	21.72	14.16
Second Quarter	22.41	11.94
First Quarter	15.06	10.78

As of December 11, 2001, the Company had 9,650 shareholders of record. The Company has never paid any dividends on its common stock. The Company presently intends to retain earnings for use in its business and, therefore, does not anticipate paying a cash dividend in the near future.

The Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2001, without the exhibits thereto, may be obtained without charge by accessing the Company's filings at www.sec.gov or by sending a request to Investor Relations at the address, phone number, or email address below.

Quarterly information is available to all shareholders immediately upon its release, free of charge, via fax, by calling 1-800-239-0317 or via the Internet at www.businesswire.com/cnn/sbux.htm.

To receive a copy by mail, please send your request to:

INVESTOR RELATIONS
Investor Relations – M/S S-FP1
Starbucks Corporation
P.O. Box 34067
Seattle, WA 98124-1067
(206) 447-1575, ext. 87118
www.starbucks.com/aboutus/investor.asp

Corporate Social Responsibility

Starbucks is committed to social responsibility. Today, with the strength of the Starbucks brand in the marketplace, the Company has an opportunity to lead by example. The Company's responsibility begins with being accountable to its stakeholders—its partners, customers, suppliers, investors, community members and others—and communicating openly about its business practices and performance. This led the Company to publish its first annual corporate social responsibility report for the 2001 fiscal year.

The Report can be viewed by visiting the Investor Relations' internet address listed above. To receive a copy by mail, please call 1-800-STARBUC (1-800-782-7287), or fax your request to 1-800-782-7286.

Board of Directors and Senior Officers

Board of Directors

HOWARD SCHULTZ
Starbucks Corporation
chairman of the board and chief global strategist

ORIN C. SMITH
Starbucks Corporation
president and chief executive officer

HOWARD BEHAR
Starbucks Corporation
president, North American Operations

BARBARA BASS
Gerson Bakar Foundation
president

CRAIG J. FOLEY
Wickham Capital Corp.
president

GREGORY B. MAFFEI
360networks inc.
president and chief executive officer

ARLEN I. PRENTICE
Kibble & Prentice
co-chairman and chief executive officer

JAMES G. SHENNAN, JR.
Trinity Ventures
general partner

CRAIG E. WEATHERUP
The Pepsi Bottling Group, Inc.
chairman and chief executive officer

Senior Officers

PETER MASLEN
president, Starbucks Coffee International, Inc.

MICHAEL CASEY
executive vice president, chief financial officer and chief administrative officer

EDUARDO R. (TED) GARCIA
executive vice president, Supply Chain and Coffee Operations

SHELLEY B. LANZA
executive vice president, Partner Resources, Law and Corporate Affairs, Corporate Social Responsibility, general counsel and secretary

DEIDRA WAGER
executive vice president; chief retail officer, Starbucks Coffee Japan, Ltd.

MARCIA ADAMS
senior vice president - Central

JAMES ALLING
senior vice president, North American Retail

MARTIN ANNESE
senior vice president - Northeast/Eastern Canada

TROY ALSTEAD
senior vice president, Business Development and Finance, International

DAVID N. CHICHESTER
senior vice president, Finance

BRIAN CRYNES
senior vice president, chief information officer

CHRISTINE DAY
senior vice president, North American Strategic Business Systems

LEE GELB
senior vice president, Partner Resources

JULIO GUTIERREZ
senior vice president; president, Latin America

WANDA HERNDON
senior vice president, Worldwide Public Affairs

DARREN HUSTON
senior vice president, New Ventures

PEDRO Y.K. MAN
senior vice president; president, Starbucks Coffee Asia Pacific Ltd.

MARK MCKEON
senior vice president; president, Europe, Middle East and Africa

JENNIFER O'CONNOR
senior vice president, Law and Corporate Affairs, and deputy general counsel

DAVE OLSEN
senior vice president, Culture and Immersion

DENNIS STEFANACCI
senior vice president, Corporate Social Responsibility

HENRY J. SUERTH
senior vice president, Business Alliances

PAUL TWOHIG
senior vice president - Northwest/Western Canada

MARK WESLEY
senior vice president, Store Development and Asset Management

MARY WILLIAMS
senior vice president, Coffee

HOWARD WOLLNER
senior vice president, Strategic Business Systems, International

THOMAS YANG
senior vice president, Marketing, International

© 2002 Starbucks Coffee Company. All rights reserved. Printed in the USA.
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